Exhibit 99.3

TELUS Corporation

Annual Information Form

for the year ended December 31, 2007

March 14, 2008

CAUTION REGARDING FORWARD-LOOKING STATEMENTS	3
TELUS	4
OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS	6
DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS	7
EMPLOYEE RELATIONS	16
CAPITAL ASSETS AND GOODWILL	17
RISK FACTORS	18
ALLIANCES	19
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	20
FOREIGN OWNERSHIP RESTRICTIONS	21
REGULATION	22
COMPETITION	30
DIVIDENDS DECLARED	33
CAPITAL STRUCTURE OF TELUS	33
RATINGS	36
DIRECTORS AND OFFICERS	39
MARKET FOR SECURITIES	42
INTERESTS OF EXPERTS	42
AUDIT COMMITTEE	43
MATERIAL CONTRACTS	45
TRANSFER AGENTS AND REGISTRARS	45
ADDITIONAL INFORMATION	45
APPENDIX A: TERMS OF REFERENCE FOR THE AUDIT COMMITTEE	46

Exchange Rate Information

TELUS publishes its consolidated financial statements in Canadian dollars. In this annual information form, except where otherwise indicated, all reference, to “dollars” or “$” are to Canadian dollars. The Bank of Canada noon spot exchange rate on March 10, 2008 was Cdn. $0.9976= U.S. $1.00. The following table sets forth, for the fiscal years and dates indicated, certain exchange rate information based on the noon spot rate:

December 30, 2005	1.1659
December 29, 2006	1.1653
December 31, 2007	0.9881

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

This annual information form and management’s discussion and analysis incorporated by reference hereto, contain statements about expected future events and financial and operating results of TELUS Corporation (“TELUS” or the “Company”) that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions and other forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. In the case of annual guidance, it is the current practice of the Company to evaluate and, where it deems appropriate, provide updates. Subject to legal requirements, this practice may be changed at any time at the Company’s sole discretion.

Factors that could cause actual results to differ materially include but are not limited to: competition (including more active price competition and the possibility of new wireless competition after the 2008 spectrum auction); economic growth and fluctuations (including pension performance, funding and expenses); capital expenditure levels (including possible wireless spectrum asset purchases); financing and debt requirements (including funding acquisition purposes, share repurchases and debt financings); tax matters (including acceleration or deferral of required payments of significant amounts of cash taxes); human resource developments; business integrations and internal reorganizations (including post-acquisition integration of Emergis); technology (including reliance on systems and information technology, evolving wireline broadband and wireless next generation technology options and the possible need for prospective wireless sharing arrangements to achieve cost efficiencies and reduce deployment risks); regulatory approvals and developments (including the essential services proceeding, spectrum auction, tower sharing and roaming rules, the new media proceeding, and possible changes to foreign ownership restrictions); process risks (including conversion of legacy systems and billing system integrations); health, safety and environmental developments; litigation and legal matters; business continuity events (including manmade and natural threats); any prospective acquisitions or divestitures; and other risk factors discussed herein and listed from time to time in TELUS’ reports, public disclosure documents or other filings with securities commissions in Canada (at www.sedar.com) and filings in the United States (on EDGAR at www.sec.gov). See “Management’s Discussion and Analysis – Section 10 Risks and risk management” in TELUS’ 2007 Annual Report – Financial Review for further information.

TELUS

TELUS was incorporated under the Company Act (British Columbia) (the “BC Company Act”) on October 26, 1998 under the name BCT.TELUS Communications Inc. (“BCT”). On January 31, 1999, pursuant to a court-approved plan of arrangement under the Canada Business Corporations Act among BCT, BC TELECOM Inc. (“BC TELECOM”) and the former Alberta-based TELUS Corporation (“TC”), BCT acquired all of the shares of BC TELECOM and TC in exchange for Common Shares and Non-Voting Shares of BCT, and BC TELECOM was dissolved. On May 3, 2000, BCT changed its name to TELUS Corporation and in February 2005, the Company transitioned under the Business Corporations Act (British Columbia), successor to the BC Company Act. TELUS maintains its registered office at Floor 21, 3777 Kingsway, Burnaby, British Columbia (“B.C.”) and its executive office at Floor 8, 555 Robson, Vancouver, B.C.

Subsidiaries of TELUS

As of December 31, 2007, the only material subsidiary of TELUS was TELUS Communications Inc. (“TCI”), being the only subsidiary which owned assets that constitute more than 10 per cent of the consolidated assets of TELUS as at December 31, 2007 and generated sales and operating revenues that exceed 10 per cent of the consolidated sales and operating revenues of TELUS for the year ended December 31, 2007.

TELUS’ wireline and wireless businesses were formerly located in TCI and TELE-MOBILE Company (“TELE-MOBILE”) respectively. On November 24, 2005, TELUS announced the merger of those segments into a single operating structure (the “wireline-wireless merger”). This was partly effected by way of a legal entity restructure on March 1, 2006 (the “2006 legal entity restructure”), at which time TELUS combined its wireline and wireless businesses into TELUS Communications Company (“TCC”).

TCC is a partnership organized under the laws of B.C. whose partners are TCI and TELE-MOBILE. Immediately prior to the 2006 legal entity restructure, 3817873 Canada Inc., a partner in TELE-MOBILE, was continued into Alberta as 1219723 Alberta ULC. TELUS owns 100 per cent of the voting shares in TCI directly, and 100 per cent of the partnership interests in TELE-MOBILE and TCC indirectly.

The following organization chart sets forth the material TELUS subsidiaries and partnerships, as well as their respective jurisdictions of incorporation or establishment and TELUS ownership as at December 31, 2007:

In this annual information form, references to “TELUS” are to TELUS Corporation and all of its subsidiaries and partnerships as a whole, except where it is clear that these terms mean only TELUS Corporation. Unless the context otherwise requires, “TELUS wireline” refers to the wireline businesses carried on primarily through TCC presently and primarily through TCI prior to the wireline-wireless merger, and “TELUS Mobility” or “TELUS wireless” refers to the wireless businesses carried on through TCC presently and through TELE-MOBILE prior to the wireline-wireless merger.

OPERATIONS, ORGANIZATION AND CORPORATE DEVELOPMENTS

Operations

TELUS is a leading national telecommunications company in Canada, offering a wide range of wireline and wireless communications products and services including data, voice and entertainment. In 2007, TELUS generated $9.1 billion in annual revenue and had 11.1 million customer connections including 5.6 million wireless subscribers, 4.4 million wireline network access lines and 1.2 million Internet subscribers. As a result of TELUS’ national growth strategy, revenue grew by 4.5 per cent in 2007 and total customer connections increased by 432,000.

Organization

TELUS is organized into four customer facing business units:

•                  Consumer Solutions, which provides wireline and wireless Internet Protocol (“IP”) data services, voice and entertainment services to households and individuals across Canada;

•                  Business Solutions, which delivers innovative wireline and wireless data, IP, voice and business process in-sourcing solutions to small and medium-sized businesses and entrepreneurs, and brings customized wireline and wireless voice and data, IP, Information Technology (“IT”) and e.business solutions to large multinational, corporate and public sector customers;

•                  TELUS Québec, which focuses on the unique needs of the Québec marketplace by offering businesses and consumers comprehensive and integrated wireless and wireline telecommunications solutions, including data, Internet and voice; and

•                  Partner Solutions, which provides services to wholesale customers, including telecommunications carriers, resellers, Internet service providers (“ISPs”), wireless communications companies, competitive local access providers and cable-TV operators.

These customer facing business units receive essential support from the business capabilities units comprised of Network Operations, Business Transformation and Technology Strategy, as well as from the business enabling units comprised of Finance, Corporate Affairs (which includes public policy, law, regulation, government relations and corporate communications) and Human Resources.

Corporate developments

The corporate structure of TELUS underwent changes during the three years ended December 31, 2007.

In addition to the wireline-wireless merger, TELUS proceeded with modest internal reorganizations in 2005, 2006 and 2007.

On September 11, 2006, the Company announced that its Board of Directors had unanimously approved a proposal to reorganize the Company in its entirety into an income trust. On October 31, 2006, the federal Minister of Finance announced a new tax plan that would increase the taxation of income trusts. The Company re-evaluated its proposal in light of the Minister’s announcement and, on November 24, 2006, the Company announced that it would not proceed with the proposal as TELUS management and the Board of Directors believed it was no longer in the best interests of the Company and its shareholders to do so.

In April 2007, Canada’s largest telecommunications service provider, BCE Inc., entered into a strategic review process. On June 21, 2007, TELUS announced that it had entered into a mutual non-disclosure and standstill agreement and was pursuing non-exclusive discussions to acquire BCE. On June 26, TELUS announced that inadequacies in BCE’s bid process did not make it possible for TELUS to submit an offer to acquire BCE. On June 30, BCE announced that it had entered into a definitive agreement to be acquired by a consortium led by Teachers Private Capital, the private investment arm of the Ontario Teachers’ Pension Plan, and the U.S.-based Providence Equity Partners and Madison Dearborn Partners, LLC. In early August, TELUS concluded its assessment of whether it should potentially make a competing offer for BCE, and announced that it did not intend to submit a competing offer.

On November 29, 2007, TELUS and Emergis Inc. (“Emergis”) announced that they had entered into a support agreement pursuant to which TELUS agreed to make an all-cash offer to acquire by way of a take over bid all the outstanding common shares of Emergis at $8.25 per share. The take over bid was supported by the board of Emergis and, as part of the transaction, Emergis’ directors, officers, and certain shareholders entered into lock-up agreements with TELUS pursuant to which they agreed to, among other things, tender all of their Emergis shares, representing approximately 22 per cent of the outstanding Emergis shares on a fully-diluted basis.

On January 17, 2008, 6886116 Canada Ltd., a wholly-owned subsidiary of TCI, had purchased approximately 94 per cent of the issued and outstanding common shares of Emergis on a fully diluted basis at a price of $8.25 cash per share. 6886116 Canada Ltd. exercised its statutory rights under the Canada Business Corporations Act and purchased the remaining common shares of Emergis by compulsory acquisition. The approximate total purchase price of the Emergis common shares was $743 million. A corporate reorganization of Emergis was completed immediately prior to the purchase. The common shares of Emergis have been de-listed from the Toronto Stock Exchange and Emergis is no longer a reporting issuer.

Emergis develops and manages solutions that automate transactions and the secure exchange of information. Emergis has expertise in electronic health-related claims processing, health records systems, pharmacy management solutions, point-of-sale transaction processing, cash management and loan document processing and registration. In Canada, Emergis delivers solutions to major insurance companies, top financial institutions, government agencies, hospitals, large corporations, real estate lawyers and notaries, and approximately 3,000 pharmacies.

DESCRIPTION OF THE BUSINESS AND GENERAL DEVELOPMENTS

TELUS is the largest incumbent telecommunications company in Western Canada and one of the largest telecommunications companies in Canada. TELUS has two reportable segments: wireline and wireless.

In the wireline segment, TELUS offers the following solutions: voice (local, long distance, call management and the sale, rental and maintenance of telephone equipment); Internet (high-speed or dial-up with security features); TELUS TV fully digital entertainment service available in select neighbourhoods with Video on Demand and Pay Per View; data (IP networks, private line, switched services, network wholesale, network management and hosting); converged voice and data solutions (TELUS IP-One Innovation® and TELUS IP-One Evolution®); hosting and infrastructure (managed IT and infrastructure solutions delivered through TELUS’ IP networks connected to TELUS’ Internet Data Centres); security solutions (managed and non-managed solutions to protect business networks, messaging and data, in addition to security consulting services); and customized solutions such as contact centre services including Call Centre Anywhere™, conferencing services (webcasting, audio, web and video), and human resource and health and safety outsourcing solutions.

In the wireless segment, TELUS offers the following solutions: digital voice – PCS (postpaid and Pay & Talk® prepaid) Mike® all-in-one (iDEN) and Push To Talk™ capability on both Mike (Direct Connect®) and PCS (Instant Talk®); Internet – TELUS Spark™ including TELUS Mobile Music®, TELUS Mobile Radio™ and TELUS Mobile TV™, Web browsing, Windows Live Messenger, text and picture messaging, and downloadable games, videos ringtones and images; and data – devices including air cards and personal digital assistants (PDAs) available for use on wireless high-speed (evolution data optimized (“EVDO”) and EVDO Rev A), 1X and Mike packet data networks.

TELUS earns the majority of its revenue (voice, data and wireless network revenue) from access to, and usage of, its telecommunication infrastructure. The majority of the balance of TELUS’ revenue (other revenue and wireless equipment revenue) arises from providing products that facilitate access to, and usage of, TELUS’ telecommunication infrastructure.

TELUS’ national growth strategy

Since 1999, the Company has been pursuing a national wireline and wireless growth strategy outside Alberta and B.C. into the rest of Canada. This has been implemented by both organic growth and through a series of wireline and wireless acquisitions. This has provided TELUS with a regional full service wireline presence in Eastern Québec through acquisitions in 1999 and 2000 and ongoing investments in facilities, marketing and distribution focused on the business market in urban centres of Québec and Ontario. In 2000, TELUS acquired national digital wireless communications networks and subscribers, spectrum, employees, and infrastructure and sales distribution channels primarily in central and eastern Canada and has continued to invest in and grow the business.

TELUS’ approach to the business market is through a focus on non-incumbent growth in Central Canada as well as, nationally, a focus on key vertical markets of healthcare, financial services, energy and the public sector. For example, in January 2008, TELUS completed its acquisition of Emergis, a business process outsourcer specializing in the healthcare and financial services sectors, and a leader in the automation of electronic health records.

TELUS’ networks

The Company has a coast-to-coast fibre optic network, which interconnects cities between Halifax and Vancouver and extends into the U.S. via points of presence in Albany, Ashburn, Palo Alto, Boston, Buffalo, Chicago, Detroit, New York and Seattle. This network is fully integrated with TELUS’ extensive metropolitan networks in Alberta and B.C. and connects into networks constructed in Montréal, Ottawa, Toronto and other cities. As at December 31, 2007, the total amount of network fibre reached more than 18,000 kilometres.

TELUS wireline networks

TELUS’ wireline network includes the Alberta and B.C. portion of the transcontinental high-density fibre optic transmission system used by the various incumbent local exchange carriers (“ILECs”) across Canada. As part of the national strategy, TELUS also built its own national inter-city fibre optic backbone network that interconnects the network in Alberta and B.C. with major centres in Ontario and Québec. This fibre optic network is supplemented by new local fibre optic networks in 54 competitive local exchange carrier (“CLEC”) exchanges or metropolitan areas. TELUS’ network interconnects with the networks of Verizon Communications Inc. (“Verizon”) and other carriers in the U.S. for the exchange of U.S. and international traffic.

TELUS wireless networks

TELUS is one of three national Canadian facilities-based wireless service providers, and offers wireless voice and data services to consumers and businesses nationally on two networks. As a result of acquisitions and purchases completed in previous years, TELUS holds a significant mobile spectrum position of up to 45 MHz PCS and cellular spectrum and as much as 55 MHz in many areas with the inclusion of its iDEN network spectrum. The federal government will make available additional wireless spectrum through an auction in mid-2008 and further auctions are anticipated for spectrum in the 700 MHz and 2.5 and 2.6 GHz bands. See “Upcoming spectrum auction”.

PCS/cellular networks

TELUS owns and operates a national digital PCS network and analogue/digital cellular facilities in Alberta, B.C., and eastern Québec, with 40 to 45 MHz of PCS spectrum throughout all major population regions of Canada. Its national PCS wireless network utilizes 1X, CDMA (code division multiple access), and EVDO and EVDO Rev A digital technology.

TELUS expanded its network coverage through roaming/resale agreements entered into in 1999 (“the Roaming/Resale Agreements”), principally with Bell Canada and certain of its affiliates. These agreements expanded TELUS’ digital PCS coverage areas outside of major urban markets in Ontario, Québec and Atlantic Canada and were subsequently amended to include 1X and the EVDO high-speed network. At the end of 2007, TELUS’ national digital networks, combined with coverage provided by the Roaming/Resale Agreements, reached approximately 31.6 million Canadians.

In 2004, TELUS and Verizon Wireless expanded their Canada and U.S. roaming arrangements under a consolidated long-term roaming agreement to improve each other’s ability to provide more consistent and comprehensive roaming services to each other’s customers. Substantially all of TELUS’ digital subscribers are provided extended coverage in Canada, the U.S. and various other countries through analogue and digital roaming arrangements with other carriers by means of dual-mode or tri-mode, dual-band handsets.

Beginning in late 2005, EVDO services were introduced in major centres across Canada offering to customers average wireless data transfers at speeds of approximately 400 – 700 kilobits per second. In 2007, TELUS continued the enhancement of digital wireless capacity and coverage and continued its investment in higher-speed wireless EVDO Rev A network technology, which now reaches 80 per cent of Canadians and enables roaming to 242 metropolitan areas in the U.S.

TELUS also operates analogue specialized mobile radio (“SMR”) systems in most major urban centres in Canada and paging networks in Alberta, B.C., and eastern Québec.

iDEN network

TELUS also owns and operates Canada’s only national enhanced specialized mobile radio (“ESMR”) network. ESMR digital wireless business communications services are offered under the Mike trademark using iDEN technology from Motorola. The Mike network covers the larger population centres and surrounding areas in Alberta, B.C., Manitoba, Ontario and Québec, and many non-urban areas and transport corridors in Ontario, Québec and western Canada. The Mike network utilizes frequencies in the 800 MHz range which have propagation advantages over higher frequencies such as those used in digital 1900 MHz PCS networks, resulting in more cost effective geographic coverage. While the amount of 800 MHz spectrum licenced to TELUS varies by region, TELUS has ten to seventeen MHz of ESMR spectrum available for its Mike network in Montréal, Toronto and Vancouver, Canada’s three most populous metropolitan areas. The Mike service is marketed primarily through independent and corporate-owned dealers to businesses and other organizations as a digital PCS-like service with the added benefit of Mike’s Direct Connect™ Push to Talk™ functionality, which provides low-cost instant connectivity for work groups.

In 2006, Sprint/Nextel completed a mandatory shift of channels (rebanding) for its iDEN service due to concerns from the Federal Communications Commission (“FCC”) about interference with public safety operations. Part of the TELUS Mike network utilizes channels under control of the FCC and discussions are underway to determine if TELUS will be required to shift some of the channels for its iDEN service to address similar concerns in selected areas along the Canada/U.S. border. See “800 MHz Re-banding”.

TELUS - wireline segment

TELUS operates as an ILEC in Alberta, B.C. and eastern Québec where it provides comprehensive local, long distance, data, Internet and information services in its incumbent or ILEC territories and is a CLEC offering services primarily in central Canada through its non-incumbent or non-ILEC operations. TELUS’ ILEC operations serve a population of approximately 7.8 million in its incumbent western Canada service territory, and a population of more than 500,000 in its incumbent eastern Québec territory. On a combined basis, wireline services accounted for revenue of $4,811 million for the year ended December 31, 2007 ($4,823 million for the year ended December 31, 2006)

representing 53 per cent of the total revenue of TELUS for 2007 (56 per cent of the total revenue of TELUS for 2006).

Local

Local wireline services allow customers to complete calls in their local calling areas and to access long distance networks, wireless networks and the Internet. Virtually all homes and businesses in TELUS’ incumbent service areas have access to some or all of its local services. In addition to local calling, local services generally include enhanced calling features, such as call display, call waiting, call forwarding and voice mail; Centrex for business customers; public pay telephones; and competitive long distance carrier access. Local access or exchange service is the largest component of local wireline service, and is generally provided on a monthly flat rate basis.

CLECs operating in Canada provide service to their customers over facilities they have constructed or leased from ILECs in a given region or by reselling the local services of the ILECs (including TELUS). CLECs that use their own facilities or facilities leased from TELUS are eligible to receive a subsidy when they provide service to residential customers living in high cost areas where TELUS, as an ILEC, receives a per customer subsidy.

TELUS is competing outside its incumbent territories as a non-dominant carrier and has obtained approval to operate as a CLEC in certain targeted markets in central Canada where it concentrates on providing business wireline services. TELUS is continuing to pursue CLEC status in other areas in central and eastern Canada.

Long distance

Wireline long distance services interconnect customers in different local calling areas, and provide domestic and international connectivity. TELUS offers its residential and business customers a range of long distance savings plans, billing options, and call options. The largest component of wireline long distance services is message toll services, which are transmitted through fibre optic cables, microwave radio systems, cable carrier systems and satellite channels. National and international wireline long distance services are provided through TELUS’ national network and by way of interconnection with the networks of other facilities-based carriers and resellers.

Data, Internet and IT services

TELUS provides both “traditional” (or “legacy”) data services and “enhanced” data services. Traditional data services include circuit switched, packet switched and dedicated private lines. Enhanced data services provide greater functionality to the customer, allowing a customer to compress their telecommunications applications onto a single infrastructure. The primary enhanced data services offered by TELUS are Internet access, private Intranets, wide area network outsourcing and electronic commerce. Customers may choose from a wide range of data services to suit the complexity of their requirements, including required speed and volume.

TELUS is the second largest Internet service provider (“ISP”) in Alberta and B.C., and the fourth largest wireline ISP in Canada. As at December 31, 2007, TELUS had 1,175,500 wireline Internet subscribers, including 1,020,200 high-speed Internet subscribers. In 2007, the number of high-speed subscribers increased by approximately 11 per cent. TELUS has seen an increase in the use of data services such as business Intranets by business customers and in the use of personal computer and Internet access by residential customers. TELUS also offers a range of broadcast, teleconferencing and advanced intelligent network services – services that can be customized to meet the specific needs of individual customers through software changes to network switches. These services include special number services such as toll free 1-800 and 1-900 and enhanced call routing.

Through growth, investment and strategic acquisitions in prior years, TELUS also became a leading managed data-hosting provider in Canada with a national network of intelligent Internet data centres.

TELUS provides businesses with IT services such as IT outsourcing, application development and sustainment, and national IT consulting. As a provider of Web hosting services, TELUS also offers managed hosting, co-location including shared Web and e-mail hosting services, media streaming, data storage and security services. In addition, TELUS offers managed applications services and software such as online backup Web conferencing, expense management, customer relationship management and sales force automation. These services are available across Canada and can be enhanced by connection with TELUS’ infrastructure through points of presence throughout Alberta and B.C., and in Winnipeg, Regina, Saskatoon, and many cities in Ontario and Québec.

Recent developments – consumer

An important element of the Company’s wireline revenue growth strategy is the TELUS Future Friendly® Home initiative in its incumbent service areas. TELUS offers a suite of integrated, advanced digital and wireless services that leverage its significant investments in high-speed Internet. Two services, TELUS Home Networking and TELUS HomeSitter®, were launched in 2004. In 2007, TELUS continued the expansion of its digital television service, TELUS TV®, in select neighbourhoods in Calgary, Edmonton, and Vancouver. TELUS TV was also launched in Rimouski following extensive employee trials. In 2007, TELUS continued enhancing its broadband infrastructure under a three-year, $600 million program first announced in the fall of 2006. This investment is enabling emerging high-speed Internet services and expand network coverage across British Columbia, Alberta and Eastern Québec. The broadband project complements a rural capital investment program to bring high-speed Internet services to more than 450 additional remote communities B.C., Alberta and Eastern Québec by 2010. (See “Management’s Discussion and Analysis – Risks and Risk Management – Section 10.3 Regulatory” in TELUS’ 2007 Annual Report – Financial Review).

The Company continued its transformational billing initiative to re-engineer processes in the wireline segment for order entry, pre-qualification, service fulfillment and assurance, customer care, billing, collections/credit, customer contract and information management. In 2007, TELUS successfully implemented its consolidation of multiple order entry and billing systems into one unified customer care platform for one million Alberta customers. While unplanned order entry issues had to be overcome, the critical billing function worked well. Additional related development and conversions are planned over the next several years, including a similar system conversion for more than one million B.C. customers planned for the second half of 2008. The expected benefits of this project include streamlined and standardized processes and the elimination over time of multiple legacy information systems.

In 2007, the CRTC granted residential local exchange forbearance in markets where incumbents are facing increasing competitive pressure. TELUS received approval for deregulation of wireline residential phone service in 63 communities (about 75 per cent of residential lines in non-high cost serving areas) across B.C., Alberta and Québec. This is expected to positively impact TELUS’ competitiveness by providing improved pricing, marketing and bundling flexibility.

Recent developments – business

In 2005, TELUS successfully completed a migration of 99 per cent of its long distance traffic from the old Stentor platform. This fibre-optic network provides TELUS with certain competitive advantages in the business marketplace.

For business customers, TELUS provides a full suite of IP-based advanced application services and the ability to integrate voice mail, e-mail, data and video through a user-friendly online Web portal. TELUS is exploiting the competitive advantage it has in managed data and IP solutions, utilizing its IP network to secure recurring data revenues in Ontario and Québec.

TELUS has offered its IP-One® product family to businesses in many cities in Ontario and Québec since 2004. In 2005, the Company expanded its suite of advanced IP-based network applications with the introduction of IP-One Evolution®. This service enables business customers to migrate from their existing Centrex systems to IP telephony at a pace that best suits their needs.

In the small business market, TELUS is pursuing growth with TELUS Business One®, a portfolio of solutions tailored to the needs of small business customers. In 2007, TELUS expanded the solutions available, which now include connectivity, security and a range of powerful IP-based tools customized for smaller clients.

TELUS delivers human resources and end-to-end solutions to healthcare and other organizations.

In 2005, TELUS Sourcing Solutions Inc. (“TSSI”), an indirect subsidiary of TELUS, entered into a 10-year contract with the Calgary Board of Education, in which 50 Calgary Board employees were transferred to TSSI. This contract provides for the delivery of some of the district’s human resources services. TSSI also signed a 15-year agreement with Hamilton Health Sciences to deliver the process and information technology components of its human resources services.

The acquisition of Emergis in January 2008 combines Emergis’ capabilities with TELUS’ customer base, strong brand, and financial resources, and should position TELUS to lead the development of solutions in electronic health claims, electronic health records, pharmacy management systems, consulting, security and financial business process outsourcing in Canada.

A number of large national contracts for managed data solutions were signed in 2005, including an eight-year agreement with Intrawest Corporation to be the exclusive supplier of certain IP and telecommunications services at Intrawest resorts across Canada, and an agreement with a large manufacturer to provide and manage Internet-based voice and data services. In 2006, in addition to several other multi-million dollar contracts, TELUS secured a five-year $140 million contract with the Government of Ontario to provide fully managed network access services. In 2007, TELUS won several major enterprise contracts, including a five-year $200 million transaction with the Department of National Defense for its national and international locations.

In 2005, TELUS purchased a controlling interest in Ambergris Solutions Inc. (“TELUS International Philippines”), which provides TELUS with international call centre capability and backup capabilities. The international call centre capability provides support for TELUS’ bids to offer competitive call centre services to potential new clients. In 2006, TELUS further increased its ownership interest in TELUS International Philippines.

In 2006, TELUS strengthened its IT capabilities by acquiring Assurent Secure Technologies, a world-leading Canadian information technology security services and research company. TELUS is leveraging Assurent’s global reputation and expertise to provide solutions that help customers protect their assets, identities, and information.

TELUS continues to focus on enhancing operational efficiency and effectiveness in its wireline business. In 2004 and 2005, a number of initiatives were undertaken, noticeably in the information technology resources area and in the merger of two customer-facing business units, aimed to enable greater efficiencies of scale, improve effectiveness of program delivery, improve competitiveness in the marketplace and improve operating and capital productivity. In 2006, TELUS fully or partially contracted out a number of non-core functions including property management, custodial services, building maintenance, mail services, fleet maintenance, and pay phone coin counting. In addition, management rationalized a number of offices into larger centres and completed the consolidation of two field dispatch centres. In addition, a number of process improvement and automation initiatives were undertaken.

In 2007, efficiency activities were somewhat curtailed due in part to a major implementation of a consolidated order entry and billing system in Alberta to some one million customers which brought about the need for extra labour in the short term. In 2008, there will be a heightened focus to indentify opportunities which deliver continuous cost improvements through network evolution, workforce and process optimization, and system enhancements.

The operating profitability of non-ILEC operations has been steadily improving because of continued data-focused growth, cost containment efforts and increases in the proportion of services provided on TELUS facilities. See “TELUS’ national growth strategy”.

The following table sets forth certain statistical information with respect to the wireline segment as at December 31 in each of the last three years:

Wireline segment

	2007		2006		2005
Network access lines (000’s)	4,404		4,548		4,691
High-speed Internet net additions (000s)	104		154		73
High-speed Internet subscribers (000’s)	1,020		917		763
Dial-up Internet net reductions (000’s)	(39)		(42)		(46)
Dial-up Internet subscribers (000’s)	155		194		236
Total Internet subscribers (000’s)	1,175		1,111		999
Full-time equivalent employees	25,731	(2)	23,884	(2)	n/a	(1)
Total employees	26,075	(2)	24,228	(2)	22,888	(2)

(1)     The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption from July to November.

(2)     Includes TELUS’ international operations.

TELUS – wireless segment

TELUS is a national wireless provider with 5.6 million consumer and business subscribers, and extensive coverage to 31.6 million people or 96 per cent of Canada’s population. TELUS provides integrated digital wireless voice, data and Internet services, including Push To Talk (PTT) services with Mike, Canada’s only iDEN network, and a nationwide digital PCS (CDMA) network, including 1X and high-speed (EVDO and EVDO Rev A) data capabilities

TELUS is a leading wireless communications service provider in Canada and a leading North American carrier in terms of average monthly revenue per subscriber unit (“ARPU”), churn, operating margins and operating cash flow yield, based on publicly available information.

For the year ended December 31, 2007, the wireless segment accounted for revenue of $4,264 million ($3,858 million for the year ended December 31, 2006), representing approximately 47 per cent of the total revenue of TELUS in 2007 (44 per cent of the total revenue of TELUS for 2006).

A key development during the year was the successful implementation of wireless number portability (WNP) by all Canadian carriers including TELUS, which gives consumers and businesses the ability to change carriers without changing their telephone number. The advent of WNP presents significant opportunities for TELUS in the Central Canadian market. For example, TELUS was selected in early 2007 by the Government of Canada to be its prime wireless supplier with wireless subscribers migrating to TELUS in 2007 and 2008.

In 2006, TELUS introduced SPARK™, a new brand name for its portfolio of mobile entertainment, information and messaging services. TELUS Spark services include TELUS

Mobile Music® and TELUS Mobile Radio™, launched in 2006 and TELUS Mobile TV™, launched in August 2005.

TELUS’ EVDO network, first launched in late 2005, was upgraded to higher speed EVDO Rev A services in 2007, which are now available to more than 80 per cent of Canadians. To complement capabilities of its enhanced high-speed network in 2007, TELUS offered a line-up of mobile devices, many with rich multimedia benefits. Notably, TELUS launched the BlackBerry 8830 World Edition which works on both CDMA and GSM (global system for mobile communications) networks keeping international travelers connected to e-mail and voice services.

In 2006, TELUS signed an agreement with AMP’D Mobile, a specialized provider of wireless multimedia services to target the young adult market with services beginning in March 2007. AMP’D Mobile subsequently filed for Chapter 11 in early June 2007. As a result, AMP’D Mobile sales were discontinued in Canada and TELUS contacted AMP’D subscribers to offer comparable packages of TELUS voice and Spark multimedia services.

The following table sets forth certain statistical information with respect to the wireless segment as at December 31 in each of the last three years:

Wireless segment

	2007	2006	2005
Net subscriber additions (000’s)	515	535	584
Gross subscriber additions (000’s)	1,434	1,293	1,279
Wireless subscribers (000’s)	5,568	5,056	4,521
Penetration rate (1)	17.5%	16.2%	14.5%
Wireless market share, subscriber based	27%	27%	27%
Average monthly revenue per subscriber unit	$64	$63	$62
Minutes of use per subscriber per month (“MOU”)	404	403	399
Cost of acquisition, per gross addition	$395	$412	$386
Monthly deactivations (churn rate)	1.45%	1.33%	1.39%
Digital population coverage (millions)	31.6	31.0	30.6
Full-time equivalent employees	7,643	7,210	n/a (2)
Total employees	8,118	7,727	6,931

(1)             Subscribers divided by population coverage.

(2)             The measure for full-time equivalent employees is not available for 2005 as it does not factor in the effective overtime hours on staff equivalents because of the labour disruption.

EMPLOYEE RELATIONS

As at December 31, 2007, TELUS employed approximately 34,200 employees. Of them, approximately 15,000 (approximately 11,200 in the wireline segment and 3,800 in the wireless segment) were unionized.

On November 20, 2005, a five-year collective agreement came into effect covering approximately 13,276 employees in both the wireline and wireless segments. The agreement, which expires on November 19, 2010 (the “TWU Collective Agreement”),

replaced six previously separate collective agreements and applies to all unionized employees represented by the Telecommunications Workers Union (“TWU”) located predominantly in B.C., Alberta, Ontario and Québec.

Wireline segment

The TWU represents approximately 9,500 unionized employees in TELUS’ wireline operations across Canada. These employees are covered by the TWU Collective Agreement. Approximately 1,000 office, clerical and technical employees in the wireline segment in Québec are represented by the Syndicat Québécois des employés de TELUS, under a collective agreement that will expire on December 31, 2009. In addition, the Syndicat des Agents de Maîtrise de TELUS (“SAMT”) represents approximately 480 unionized employees in TELUS’ wireline operations in Québec under a collective agreement that expired on March 31, 2007. TSSI, which employs approximately 115 unionized employees in the payroll and human resources services business, is signatory to three separate collective agreements in the provinces of Alberta and BC.

Wireless segment

TELUS’ wireless operations employed approximately 3,800 unionized employees in two separate bargaining units, with the majority of unionized employees (approximately 3,700 clerical and technical employees across Canada) included in the TWU’s national bargaining unit and a smaller number (approximately 15 professional and supervisory employees) represented by the SAMT in Québec under a collective agreement that expired on March 31, 2007.

Collective bargaining in 2007

Renewal negotiations for the two collective agreements with the SAMT commenced in 2007 and remain ongoing. The terms of these expired agreements continue to apply until new collective agreements are put in place. (See “Management’s Discussion and Analysis – Risks and Risk Management – Section 10.4 Human Resources” in TELUS’ 2007 Annual Report – Financial Review).

CAPITAL ASSETS AND GOODWILL

As at December 31, 2007, the total investment of TELUS in capital assets and goodwill was recorded at a net book value of $14.3 billion on a consolidated basis.

The principal capital assets of TELUS consist of telecommunications property, plant and equipment and intangible assets and do not lend themselves to description by exact location. As at December 31, 2007, the total investment of TELUS in capital assets was recorded at a net book value of $11.1 billion on a consolidated basis. Such assets, located principally in Alberta, B.C., Ontario and Québec, include network facilities, relay and transmission towers, switching equipment, terminal devices, computers, motor vehicles, tools and test equipment, furniture, office equipment and intangible assets. Spectrum licences, which had a net book value of $3.0 billion as at December 31, 2007, comprise the majority of identifiable intangible assets included in capital assets.

With the exception of terminal devices located at customer premises, most of the Company’s communications plant and equipment are located on land owned or leased, or on rights-of-way obtained, by TELUS.

The properties of TELUS include:  (i) office space; (ii) work centres for field service and materials management personnel; and (iii) space for exchange, toll and mobile radio equipment. A small number of buildings are constructed on leasehold land and the majority of the relay stations for TELUS’ public service radio-telephone network are situated on lands held under leases or licences for varying terms. The network facilities of TELUS are constructed under or along streets or highways pursuant to rights-of-way granted by the owners of land including municipalities and on land owned by the Crown or on freehold land owned by TELUS. Other communications property, plant and equipment consist of plant under construction and materials and supplies used for construction and repair purposes. Identifiable intangible assets include wireless spectrum licences, subscriber base and computer software.

As at December 31, 2007, goodwill had a net book value of $3.2 billion. Goodwill represents the excess of cost of acquired businesses over the fair value attributed to the net identifiable assets.

TELUS monitors its operations for compliance with applicable environmental requirements and standards, and implements preventative and remedial actions as required. TELUS’ business of telecommunications services does not generate significant waste products that would be considered hazardous. For these reasons, remedial action has not been significant to the ongoing operations and expenditures of TELUS.

Value of intangible assets and goodwill

The carrying value of intangible assets with indefinite lives, and goodwill, are periodically tested for impairment using a two-step impairment test. The frequency of the impairment test generally is the reciprocal of the stability of the relevant events and circumstances, but intangible assets with indefinite lives and goodwill must, at a minimum, be tested annually. The Company has selected December as its annual test time. No impairment amounts arose from the December 2007, 2006 and 2005 annual tests. The test is applied to each of the Company’s two reporting units: wireline and wireless, which reporting units are identified in accordance with the criteria in the Canadian Institute of Chartered Accountants (“CICA”) Handbook section for intangible assets and goodwill.

Intangible assets with finite lives (“intangible assets subject to amortization”) are amortized on a straight-line basis over their estimated lives; estimated lives are reviewed at least annually and are adjusted as appropriate.

RISK FACTORS

Management’s discussion and analysis — Section 10 Risks and risk management in TELUS’ 2007 Annual Report – Financial Review is hereby incorporated by reference. Management’s discussion and analysis is available at www.sedar.com.

ALLIANCES

Verizon software and related technology and services

Concurrently with the 2004 sale by Verizon of its equity interest in TELUS (the “Verizon Sale”), Verizon and TELUS adjusted their business relationships to reflect changes in their business requirements since their business alliance was first established.

In particular, there were significant amendments to the January 1, 2001 alliance agreement between TELUS and Verizon (the “Verizon Agreement”). Subject to existing third party rights and certain other exceptions and conditions, TELUS and its affiliates had obtained under the Verizon Agreement certain rights to purchase exclusive licences of Verizon software and other technology, trademarks and service marks as specified by TELUS, and to use exclusively the remaining Verizon software and other technology, trademarks and service marks, in each instance in connection with the provision of Telecommunications Services (as defined in the Verizon Agreement) in Canada. Telecommunications Services do not include the provision of content for broadcasting, video, cable or Internet services, or the sale, publication or provision of directories. As amended on December 14, 2004, TELUS retains the exclusive licences in Canada to specified Verizon trademarks, and software and technology where such licences were purchased or such trademarks, software and technology were used by TELUS prior to the closing of the Verizon Sale, together with certain collateral rights associated therewith granted under the Verizon Agreement, but not to any other Verizon trademarks or software and technology. TELUS also has relinquished certain purchasing rights. Verizon is required to continue to provide upgrade and support on the retained software and technology.

Verizon’s obligation to provide intellectual property rights, or any other right, service or product called for in the Verizon Agreement is subject to compliance with U.S. regulatory requirements by Verizon and its affiliates.

The Verizon Agreement required Verizon to provide certain functional and consulting services to TELUS as requested by TELUS. As amended on December 14, 2004, TELUS has the right to require Verizon to provide such services under commercial terms with respect to the software and technology and their upgrades that are licenced to TELUS, and the two companies will use each other’s cross-border services where capabilities and customer requirements permit. The Verizon Agreement also contained certain joint marketing and non-competition provisions, which do not apply to Verizon Wireless or TELUS Mobility. As at December 14, 2004, TELUS was released from its obligation not to compete against Verizon in the U.S., and the exceptions to the remaining non-competition obligations were in some cases clarified or modified.

The Verizon Agreement applies to Verizon and its American and Canadian affiliates, but specifically excludes Verizon Wireless. Independent of the Verizon Agreement, TELUS Mobility and Verizon Wireless negotiated and implemented mutually beneficial changes to their reciprocal roaming arrangements.

The Verizon Agreement, as amended on December 14, 2004, will expire on December 31, 2008. In most instances, TELUS will have a right to use the licenced software and technology on a non-exclusive basis following the expiry or other termination of the agreement. As amended on December 14, 2004, annual payments in the aggregate of U.S. $82 million for the years 2005 to 2008 were reduced to an aggregate nominal amount of only four U.S. dollars for that time period.

Directory business

In 2001, TELUS sold its directory advertising services business to Verizon Information Services – Canada Inc. (“VIS”), a subsidiary of Verizon. At the same time, various TELUS subsidiaries and VIS entered into a series of commercial arrangements whereby VIS acquired the exclusive right to publish TELUS directories and provide on-line directories on TELUS portals, in Canada and within 40 miles of the Canada-U.S. border, for an initial term of 30 years with certain renewal rights thereafter, and TELUS agreed not to compete with this business for the term of the agreement.

On November 9, 2004, Verizon announced that it had completed a transaction to sell VIS to Advertising Directory Solutions Holdings Inc. (“ADSHI”), an affiliate of Bain Capital. On May 25, 2005, the Yellow Pages Group announced that it, through Yellow Pages Income Fund, had completed the purchase of ADSHI from an affiliate of Bain Capital.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

On May 8, 1998, an action was commenced against BC TEL (now TCI) by certain holders of the $117.75 million principal amount of First Mortgage Bonds, 11.35 per cent Series AL (the “Bonds”) which were redeemed by BC TEL on December 30, 1997. The action alleged that the Bonds were improperly redeemed and claimed damages as a result thereof. TCI successfully defended the action, which was dismissed by the Ontario Superior Court of Justice in January 2003. On June 8, 2005, the Ontario Court of Appeal overturned the lower court decision and ruled that the redemption of the Bonds breached the terms of the First Mortgage Bonds. The Court of Appeal referred the matter back to the lower court for an assessment of damages. On January 26, 2006, the Supreme Court of Canada denied TCI’s leave to appeal the decision of the Court of Appeal. On November 2, 2006, the Ontario Superior Court of Justice ruled that the lawsuit should be treated as a representative action by all bondholders and not just the named plaintiffs. On February 19, 2008, the trial court issued a decision setting out the method of calculating damages. The Company is assessing that decision, but the accruals made by the Company of estimated damages as part of financing costs since the second quarter of 2005 continue to be adequate.

Two lawsuits were commenced against TELUS and other defendants in the Alberta Court of Queen’s Bench on December 31, 2001 and January 2, 2002 respectively, by plaintiffs alleging to be either members or business agents of the TWU. In one action, the three plaintiffs alleged to be suing on behalf of all current or future beneficiaries of the TELUS Corporation Pension Plan (“TCPP”), and in the other action, the two plaintiffs allege to be suing on behalf of all current or future beneficiaries of the TELUS Edmonton Pension Plan (“TEPP”). The statement of claim in the TCPP-related action named TELUS, certain of its affiliates and certain present and former trustees of the TCPP as defendants, and claims damages in the sum of $445 million. The statement of claim in the TEPP-related action named TELUS, certain of its affiliates and certain individuals who are alleged to be trustees of the TEPP and claims damages in the sum of

$15.5 million. In May 2002, the statements of claim were amended by the plaintiffs and include allegations, inter alia, that benefits provided under the TCPP and TEPP are less advantageous than the benefits provided under the respective former pension plans, contrary to applicable legislation, that insufficient contributions were made to the plans and contribution holidays were taken and that the defendants wrongfully used the diverted funds, and that administration fees and expenses were improperly deducted. TELUS has filed statements of defence to both the original and the amended statements of claims. As a term of settlement of the 2005 collective agreement between TELUS and the TWU, the TWU has agreed to not provide any direct or indirect financial or other assistance to the plaintiffs in these actions, and to communicate to the plaintiffs the TWU’s desire and recommendation that these proceedings be dismissed or discontinued. TELUS has been advised by the TWU that the plaintiffs have not agreed to dismiss or discontinue these actions. The likelihood of the actions being determined adversely against TELUS is still being evaluated, but TELUS believes it has good defences to the actions. Should the lawsuits continue because of the actions of the court, the plaintiffs or for any other reason, and their ultimate resolution differ from management’s assessment and assumptions, a material adjustment to the Company’s financial position and the results of its operations could result.

A class action was brought August 9, 2004, under the Class Actions Act (Saskatchewan), against a number of past and present wireless service providers including the Company. The claim alleges that each of the carriers is in breach of contract and has violated competition, trade practices and consumer protection legislation across Canada in connection with the collection of system access fees, and seeks to recover direct and punitive damages in an unspecified amount. Similar proceedings have been filed by or on behalf of plaintiffs’ counsel in other provincial jurisdictions. The class was certified on September 17, 2007, by the Saskatchewan Court of Queen’s Bench. On February 20, 2008, applying two recent decisions of the Supreme Court of Canada, the Saskatchewan court removed from the class all TELUS customers who are bound by an arbitration clause. The Company has applied for leave to appeal the certification decision. Certification is a procedural development. If the Company is unsuccessful with its appeal of the certification decision, the plaintiffs would still be required to prove the merits of these claims. The Company believes that it has good defences to the action.

FOREIGN OWNERSHIP RESTRICTIONS

Certain subsidiaries of TELUS or partnerships in which TELUS has a controlling interest, as Canadian carriers, holders of radio authorizations or licences, and holders of broadcasting licences, are required by the Telecommunications Act (Canada) (the “Telecommunications Act”), the Radiocommunication Act (Canada) (the “Radiocommunication Act”) and a Direction to the CRTC (Ineligibility of Non-Canadians) given under the Broadcasting Act (Canada) (the “Broadcasting Act”) to be Canadian-owned and controlled. Each of the Canadian carriers, under the Telecommunications Act, is considered to be Canadian-owned and controlled as long as: (a) not less than 80 per cent of the members of its board of directors are individual Canadians; (b) Canadians beneficially own not less than 80 per cent of its issued and outstanding voting shares; and (c) it is not otherwise controlled in fact by persons who are not Canadians. Substantially the same rules apply under the Radiocommunication Act and the Broadcasting Act. After the 2006 legal entity restructure, TELUS filed with the CRTC the requisite documentation affirming TCC’s status as a Canadian carrier. TELUS further intends that TCC will remain controlled by TELUS and that it will ensure that TCC remains “Canadian” for the purposes of these ownership requirements.

The Telecommunications Act also provides that in order for a company that holds shares in a carrier to be considered Canadian, not less than 66-2/3 per cent of the issued and outstanding voting shares of that company must be owned by Canadians and that such company must not otherwise be controlled in fact by non-Canadians. Accordingly, not less than 66-2/3 per cent of the issued and outstanding voting shares of TELUS must be owned by Canadians and TELUS must not otherwise be controlled in fact by non-Canadians. To the best of TELUS’ knowledge, Canadians beneficially own and control in the aggregate not less than 66-2/3 per cent of the issued and outstanding Common Shares of TELUS and TELUS is not otherwise controlled in fact by non-Canadians.

The regulations under the Telecommunications Act provide Canadian carriers and carrier holding companies, such as TELUS, with the time and ability to rectify ineligibility resulting from insufficient Canadian ownership of voting shares. Under these regulations, such companies may restrict the issue, transfer and ownership of shares, if necessary, to ensure that they and their subsidiaries remain qualified under such legislation. For such purposes, in particular but without limitation, a company may, in accordance with the provisions contained in such regulations:

(i)                                     refuse to accept any subscription for any voting shares;

(ii)                                  refuse to allow any transfer of voting shares to be recorded in its share register;

(iii)                               suspend the rights of a holder of voting shares to vote at a meeting of its shareholders; and

(iv)                              sell, repurchase or redeem any voting shares.

To ensure that TELUS remains Canadian and that any subsidiary of TELUS, including TCC, is and continues to be eligible to operate as a telecommunications common carrier under the Telecommunications Act, to be issued radio authorizations or radio licences as a radiocommunications carrier under the Radiocommunication Act, or to be issued broadcasting licences under the Broadcasting Act, provisions substantially similar to the foregoing have been incorporated into TELUS’ Articles permitting the directors to make determinations to effect any of the foregoing actions.

REGULATION

General

The provision of telecommunications services and broadcasting services in Canada is regulated by the Canadian Radio-television and Telecommunications Commission (the “CRTC”) pursuant to the Telecommunications Act and the Broadcasting Act, respectively. In addition, the provision of cellular and other wireless services using radio spectrum is also subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act.

The Telecommunications Act gives the CRTC the power to regulate the provision of telecommunications services, and to forbear from regulating certain services, classes of services or locations (i.e. not subject them to rate regulation) if they are subject to a degree of competition which is sufficient to protect the interests of customers. However, even when the CRTC forbears from price regulation of certain services or locations, it can continue to regulate these services for certain other matters such as network access and interconnection.

Local forbearance

The CRTC and federal government have implemented several changes to the regulatory regime for local telecommunications services. On December 14, 2006, the Governor in Council issued a direction to the CRTC to rely on market forces to the maximum extent feasible; to ensure technological and competitive neutrality and enable competition from new technologies; to use tariff approval mechanisms that are as minimally intrusive as possible; to complete a review of the framework for mandated access to wholesale services; to publish and maintain performance standards for its various processes; and, to continue to explore new ways of streamlining its processes.

On April 4, 2007, the Governor in Council issued Order in Council P.C. 2007-532 and varied a previous CRTC local forbearance decision (Decision 2006-15) by changing the criteria for local forbearance for residential and business local exchange services. Instead of requiring at least 25 per cent market share loss in large local forbearance regions, the Order in Council requires two independent facilities-based competitors (of which one can be a wireless service provider) capable of serving at least 75 per cent of the residential lines for forbearance based on local exchange areas. For business local exchange service, forbearance is granted when one facilities-based competitor is able to serve at least 75 per cent of the business lines.

The Order in Council reduced the number of quality of service indicators that must be met for the six-month period prior to the forbearance application. The Order in Council also removed restrictions on winbacks (actions to regain customers who changed to a competing service provider) and promotions by the incumbent telephone companies.

Since the Order in Council was issued, TELUS has obtained forbearance for local residential service in 63 exchanges in B.C., Alberta and Québec (about three quarters of residential lines in non-high-cost serving areas). TELUS has also obtained forbearance for local business service in 35 exchanges in B.C., Alberta and Québec (about two-thirds of business lines).

On April 4, 2007, the Governor in Council also issued Order in Council P.C. 2007-533, which effectively required TELUS and the other incumbent telephone companies to set up an ombudsman service to resolve complaints between consumer and small business customers and providers of forborne retail telecommunications services, including local and long distance telephone service, Internet access service, and wireless service. TELUS and other telecommunications service providers created the Commissioner for Complaints for Telecommunications Services (CCTS), and TELUS became a founding member on July 23, 2007. In Decision 2007-130 (released December 21, 2007), the CRTC ordered a number of changes to CCTS’ structure and mandate and made membership mandatory for most telecommunications service providers as of February 1, 2008. Some providers (not including TELUS) have challenged the CRTC’s decision, but in the meantime, CCTS continues to operate under its existing model. CCTS has the authority to investigate, make recommendations, and ultimately to render decisions that are binding on its members with respect to eligible complaints from their consumer and small business customers.

The major categories of telecommunications services provided by TELUS that remain subject to rate regulation are Competitor Services, Public Telephone Services, Services with Frozen Rates and Other Capped Services. The rates for Residential and Business Services in exchanges where forbearance has not yet been granted are also still regulated by the CRTC.

Price cap regulation

Price cap regulation continues to apply to a basket of local services provided by ILECs. TELUS is subject to price cap regulation as an ILEC in Alberta, B.C. and Eastern Québec.

On April 30, 2007, the CRTC issued Decision 2007-27 and established an open-ended price cap regime. The CRTC removed the productivity adjustment from the Residential Services in non-high-cost serving areas (non-HCSA) price cap basket and the Other Capped Services price cap basket. For the Competitor Services price cap basket, the CRTC reduced the productivity adjustment from inflation (as measured by the chain-weighted Gross Domestic Product Price Index) minus 3.5 per cent to inflation minus 3.2 per cent. The Commission moved residential optional local services and service bundles containing residential local exchange service to the Uncapped Services basket (no upward pricing constraints).

The CRTC capped residential service rates in urban areas at existing levels and limited annual rate increases in rural areas to the rate of inflation (to a maximum of 5 per cent). However, the CRTC removed restrictions on rate de-averaging for residential local service and optional local services. Subsequent to the price cap decision, the CRTC also removed restrictions on rate de-averaging for business and pay telephone services (Decision 2007-106).

In 2002, the CRTC incorporated a deferral account into the previous price cap regime to which an amount equivalent to the cumulative annual productivity adjustments for residential services in non-high cost serving areas was added less mandated price reductions (generally for competitor wholesale services).

In February 2006, the CRTC determined in Decision 2006-9 that the funds accumulated in the ILEC deferral accounts would be used to expand broadband services to rural and remote communities and to improve accessibility to telecommunications services for individuals with disabilities. After receiving proposals from the ILECs in response to Decision 2006-9, the CRTC launched a further proceeding in November 2006 (Public Notice 2006-15) to further explore the ILECs’ proposals. In September 2006, the Federal Court of Appeal granted the Consumer’s Association of Canada and Bell Canada leave to appeal Decision 2006-9. The Consumer’s Association has filed its appeal asking the Court to direct rebates to local telephone subscribers, rather than have the accumulated deferral account funds used for purposes determined by the CRTC, as noted above. Bell Canada has also filed its appeal of Decision 2006-9 on the grounds that the CRTC exceeded its jurisdiction to the extent it approved rebates from the deferral account. The Federal Court of Appeal granted a Bell Canada motion for a stay of Decision 2006-9 in so far as it requires the disposition of funds in the deferral accounts for any activities other than the improvement of accessibility to communications services for persons with disabilities.

On July 6, 2007, the CRTC issued Decision 2007-50 which partially approved TELUS’ broadband expansion proposal for 115 locations in B.C. and Québec. On January 17, 2008, the CRTC released Decision 2008-1 which identified an additional 119 rural and remote communities in TELUS’ incumbent operating territory that are eligible for broadband expansion using deferral account funds. In addition, the decision approves the use of approximately 5 per cent of the accumulated balance of TELUS’ deferral account for improving access to telecommunications services for persons with disabilities. The CRTC also determined that any funds remaining in TELUS’ deferral account, other than those required to implement the broadband expansion and accessibility initiative, should be rebated to the Company’s residential local customers in non-high cost serving areas. On February 11, 2008, Bell Canada applied to the Federal Court of Appeal for leave to appeal, and for a stay of, Decision 2008-1. The stay, if granted, would apply to the rebate and broadband expansion determinations in Decision 2008-1. TELUS would still be obligated to implement the accessibility initiatives.

On March 8, 2008, the Federal Court of Appeal rejected the Consumer’s Association and Bell Canada appeals of Decision 2006-9. Decision 2006-9 continues to be subject to the stay imposed by the Federal Court Appeal until the 60 day period to appeal the Federal Court of Appeal decision expires or until the Supreme Court of Canada determines whether or not to hear any appeal filed in respect of the Federal Court of Appeal decision. There is no guarantee that the ILECs will be able to proceed with their proposals for the use of deferral account funds pending the outcome of such appeals.

Local competition framework

The regulatory framework for local services competition has a number of components, the more important of which are summarized below.

Essential Services

The CRTC requires ILECs like TELUS to make certain “essential facilities” available to competitors, at rates based on the ILEC’s incremental cost plus an approved mark-up. In December 2007, the CRTC completed an extensive review of the regulatory framework for essential services initiated by Public Notice 2006-14.

On March 3, 2008, the CRTC issued Decision 2008-17 which set out a three to five year phase-out process after which time various non-essential services will no longer be subject to regulation. Services subject to phase out include fibre-based access and transport services, higher speed competitor digital network (“CDN”) access, all speeds of other CDN services, Ethernet services, and operator services. During the phase-out period, ILECs are permitted to negotiate “off-tariff”, competitor-specific supply arrangements, for services subject to phase out, without Commission approval. For all other mandated wholesale services (including unbundled local loops, low-speed CDN access facilities, asymmetric digital subscriber line (“ADSL”) access service and co-location services), there is no change to the pricing principles. As well, these facilities remain subject to mandated supply until market conditions change. Any party can apply in the future to remove the mandated supply obligations for these facilities based on changes in market conditions.

Contribution and portable subsidies

The cost to local exchange carriers of providing the basic level of residential services in high-cost serving areas (as required by the CRTC) is higher than the amounts the CRTC allows the local exchange carriers to charge for the level of service. Accordingly, the CRTC collects contribution payments from all Canadian telecommunication service providers (including voice, data and wireless service providers) that are then disbursed as portable subsidy payments to subsidize the costs of providing residential telephone services in these high-cost serving areas. The portable subsidy payments are paid based upon a total subsidy requirement calculated on a per line/per band subsidy rate. The CRTC currently determines, at a national level, the total contribution requirement necessary to pay the portable subsidies and then collects contribution payments from the Canadian telecommunication service providers, calculated as a percentage of their telecommunication service revenue. Internet, paging and terminal equipment revenues are exempt from the revenue charge. In November 2007, the CRTC finalized the contribution revenue percentage charge for 2007 at 0.94 per cent and also set an interim rate for 2008 at 0.94 per cent.

Quality of service

The CRTC monitors quality of service for retail and competitor services and enforces a rate adjustment plan and associated rate rebates for ILECs that do not meet approved quality of service standards. When an ILEC’s quality of service standards are not met due to circumstances beyond its control, the ILEC can apply to exclude the impact of these circumstances from its quality of service results.

In 2007, in response to several exclusion applications filed by TELUS, the CRTC excluded the impact of a number of events that were beyond TELUS’ control from its quality of service results including various severe weather events, the 2005 labour disruption, and a major cable cut in downtown Vancouver. As a result, the impact of these events was removed from the applicable retail and competitor quality of service measures and the corresponding quality of service rebates were reduced.

Regulation of wireless services

The use of radio spectrum is subject to regulation and licensing by Industry Canada pursuant to the Radiocommunication Act, which is administered by Industry Canada. All of TELUS’ wireless communications services depend on the use of radio frequencies. While economic regulation of wireless services falls under CRTC jurisdiction, wireless services have, generally, been subject to regulatory forbearance.

The Minister of Industry has the authority to suspend or revoke radio spectrum licences if the licence holder has contravened the Radiocommunication Act, regulations or terms and conditions of its licence and after giving the holder of the licence a reasonable opportunity to make representations. Licence revocation is rare; licences are usually renewed upon expiration (see “Management’s Discussion and Analysis – Risks and risk management – Section 10.3 Regulatory – “Radiocommunications licences regulated by Industry Canada” and “Foreign ownership restrictions” in TELUS’ 2007 Annual Report – Financial Review).

Wireless Number Portability. Wireless number portability (“WNP”) enables consumers to retain their telephone number when switching between service providers or between wireline and wireless service. In Decision 2005-72, the CRTC directed Bell Mobility, Rogers Wireless Inc. and the wireless division of TELUS to fully implement WNP by September 2007. TELUS has successfully completed this implementation. Canada is the second country in the world after the United States to offer complete number portability (wireless-to-wireless, wireless-to-wireline and wireline-to-wireless). WNP could lead to an increase in migration of network access lines to wireless services, increased wireless subscriber churn and/or additional customer retention costs for the Company, as well as present opportunities to TELUS to market more effectively in the business/enterprise market in Central Canada where TELUS has a lower market share than its competitors.

Radiocommunications spectrum licences

TELUS holds radiocommunication spectrum licences and authorizations for a variety of wireless services and applications, both mobile and fixed.  TELUS holds significant 1.9 GHz PCS spectrum throughout Canada, is the leading holder of 800 MHz SMR/ESMR spectrum in all of the major Canadian markets, and holds 25 MHz of cellular 800 MHz spectrum in Alberta, B.C. and eastern Québec.  In addition, TELUS holds various radio spectrum licences for fixed services in the 2.3/3.5 GHz band throughout Canada, paging services, analogue two-way radio services, and legacy mobile-telephone and other miscellaneous wireless services.

Licence terms and renewals. Currently, spectrum licences in Canada for PCS and cellular spectrum will expire in 2011 and 2013 (see “Management’s Discussion and Analysis – Risk and risk management – Section 10.3 Regulatory – Radiocommunications licences regulated by Industry Canada” and “Foreign Ownership Restrictions” in TELUS’ 2007 Annual Report – Financial Review).  The spectrum licences for the auctioned 24/38 GHz, 2.3/3.5 GHz and PCS spectrum have a ten-year term from the date of issuance.  Most other radiocommunications spectrum licences are renewed annually (see “Management’s Discussion and Analysis – Risks and risk management – Section 10.3 Regulatory – Radiocommunication licences regulated by Industry Canada” in TELUS’ 2007 Annual Report – Financial Review).

Upcoming spectrum auction.  On February 16, 2007, Industry Canada released a discussion paper for the upcoming auction for advanced wireless services (AWS) spectrum in various spectrum bands.  On November 28, 2007, the Minister released a policy framework on how the auction will be conducted. The major elements include a set aside for new entrants of 40 MHz of the available 90 MHz of AWS spectrum, mandated roaming, and mandated tower and site sharing requirements at commercial rates subject to binding arbitration.  On February 27, 2008, Industry Canada clarified its decision on roaming indicating that new entrants are required to build before roaming and that resale will not be mandated, but rather left to commercial negotiations between relevant parties. Terms of roaming and tower and site sharing will be based on commercial terms and subject to binding arbitration where commercial negotiations are not successful.  Final conditions of licence were subsequently released on February 29, 2008.  The auction is scheduled for May 27, 2008, with March 10, 2008 set as the deadline for filing applications to participate. Shaw Communications Inc., Quebecor Media Inc., Globalive Communitications Corp., and a consortium of Manitiba Telecom Services Inc., Canada Pension Plan Investment Board and Blackstone Group LP have announced their intention to participate in the auction.

While the auction may provide opportunities for TELUS to increase capacity for advanced wireless services, given the size of the set aside, the spectrum auction is anticipated to result in the establishment of increased entry and competition on a national and/or regional basis.

700 MHz Spectrum: The U.S. had a spectrum auction for the 700 MHz spectrum in early 2008, and the auction was ongoing as of March 13, 2008.  This spectrum is currently assigned to over-the-air broadcasters and is scheduled to become mobile in the U.S. once broadcasters vacate these airwaves by February 2009. The CRTC has set a shut-down date for analog television transmission in Canada by August 31, 2011.  After this date, no licences for analog transmission will be issued or renewed, thereby eventually freeing up this spectrum.  On January 19, 2008, Industry Canada initiated an auction consultation process for spectrum at 700 MHz strictly covering public safety usage.  A consultation process for commercial use is expected to be announced sometime between late 2008 and before the analog TV shut down in 2011.  There is no guarantee that the Canadian government will not reserve spectrum for new entrants or that it will not, as was done in the U.S., adopt some elements of open access for some of this spectrum.

2.5/2.6GHz: Industry Canada had previously announced plans to auction some unlicenced spectrum at 2.6GHz and clawback spectrum at 2.5/2.6 GHz for mobile and fixed wireless services.  A consultation on this spectrum will be announced, presumably sometime between late 2008 and before expiration of current licences in 2011.  TELUS does not currently hold spectrum in these bands.

800 MHz Re-banding: In 2004, the FCC released a Report and Order adopting a plan to resolve interference to public safety radio systems in the 800 MHz band in the U.S.  Sprint Nextel’s ESMR system was identified as the primary contributor of this interference. The U.S. is planning to realign the band so that Public Safety systems would be relocated to the bottom of the 800 MHz band and Sprint Nextel’s ESMR system would operate in the upper part of the band.

In Canada, the TELUS Mike (ESMR) network also uses this same frequency spectrum. Because of the way licensing is carried out for the Mike network (i.e. each site is analyzed and licenced individually), TELUS and Industry Canada have been able to minimize the number of Public Safety interference issues to a few across the country (compared to more than 1500 in the U.S.).

However, TELUS has an existing Special Co-Ordination Procedure (SCP), endorsed by both Industry Canada and the FCC, wherein TELUS and Sprint-Nextel utilize each other’s channels within their respective ESMR networks at specific border areas across the country. These channels serve to increase the number of available channels available to both networks to better serve the area. The re-alignment threatens the continued use of the channels specified in the SCP.

While discussions with both the Canadian and U.S. regulators indicate that TELUS should be able to continue to have access to a certain number of SCP channels in the border areas, until such time as the U.S. announces their final decision, there is no assurance that TELUS will be able to continue to use these channels.

Broadcasting services

The Broadcasting Act governs all types of broadcasting activities including commercial off-air radio and television broadcasting, the operation of other programming services such as specialty and pay television, as well as the distribution of television services through cable or satellite undertakings.

The Broadcasting Act and its regulations give the CRTC the authority to issue licences for specific categories of broadcasting undertakings and to regulate the content provided and rates charged by each category of broadcasting undertaking.  In August 1996, the federal government issued its policy under which “telecommunications common carriers” (as defined in the Telecommunications Act) would be allowed to apply for broadcasting distribution undertaking (“BDU”) licences to provide cable television service.  In 1997, the CRTC confirmed that new entrant BDUs, including telecommunications common carriers, would not be rate regulated and would not have an obligation to serve.

However, the CRTC confirmed that new entrants would have to meet all the same content and carriage obligations as incumbent BDUs.

TELUS has been licenced by the CRTC to operate Class 1 Regional BDUs in each of B.C., Alberta and Québec utilizing its IP facilities.  TELUS also holds a national licence to operate a video-on-demand programming service.  All of TELUS’ services are fully digital and thus benefit from the more flexible regulatory regime regarding BDU packaging established by the CRTC in its Digital Migration Framework.

Licence renewals:  The TELUS broadcasting licences are set to expire in 2009 and the renewal process for these licences will be commenced in 2008.  TELUS does not expect any difficulties in obtaining these renewals for further seven year terms.

Policy framework review for broadcasting distribution and specialty and pay television services:  The CRTC has undertaken to re-examine the policy framework in which the broadcast distribution and discretionary television services operate.  This proceeding will affect the three regional distribution licences held by TELUS, as well as the national video-on-demand service which is considered a discretionary television service.  It is expected that the CRTC will aim to reduce regulatory operating constraints, such as restrictions on packaging of programming services, but it will also be examining the financing model for Canadian programming which could result in increased payments to programming services and production funds.  These additional costs would likely be passed-on to subscribers through higher service charges.  TELUS and other affected parties filed submissions in this proceeding on January 25, 2008 and February 22, 2008.  The oral public hearing is scheduled to start on April 7, 2008, with a decision expected by the end of 2008.

COMPETITION

TELUS expects continued strong competition in the wireline and wireless businesses within both its ILEC and non-ILEC territories.  The following is a summary of the competitive environment in each of TELUS’ principal markets and geographic areas.

Wireline segment

TELUS companies have always experienced competition for data services, while the long distance and local access voice services have faced competition since 1993 and 1998 respectively.

TELUS’ wireline competitive environment is divided into two regions, ILEC and non-ILEC (CLEC), based on its treatment under CRTC rules. TELUS is an ILEC in Alberta, B.C. and parts of Québec, while it operates as a CLEC in the rest of Canada.  Where it competes as a CLEC, TELUS has significantly more freedom from regulation than in the regions where it competes as the ILEC. As such its competitive position differs greatly between the geographies.  Generally TELUS has higher market share in areas where it is the ILEC however that has been changing over time.

Within TELUS’ ILEC territories a number of competitors offer voice and data service through a combination of their own facilities and unbundled network elements provided by TELUS. The primary competitors are: BCE Inc. including its subsidiary Bell Canada,

Shaw Communications, Allstream (a subsidiary of Manitoba Telecom Services Inc), Rogers Telecom (formerly Sprint Canada), and Primus Telecommunications Canada. Certain of these competitors have built extensive local fibre optic networks in TELUS’ ILEC service territories.  All of these competitors are increasingly integrating or bundling voice and data services in order to provide both discounted and more extensive service offerings to customers.

TELUS is an ISP in Alberta, B.C., and in parts of Ontario and Québec.  In the residential sector and, to a lesser extent, the business sector, cable-TV companies are also providing high-speed Internet access and represent significant competition to the ILECs.  Shaw Communications is TELUS’ primary competitor in the provisioning of high-speed Internet services to consumers in Alberta and B.C. ILEC regions.  In Québec ILEC regions, the primary competitor is Cogeco.

In recent years a number of new Internet based competitors have entered the market for local and long distance voice services in TELUS’ ILEC and non-ILEC regions.  These competitors utilize voice over Internet protocol (“VoIP”) technology to offer customers phone service over existing Internet connections. In the past few years, non-facilities based VoIP service providers (such as Vonage and Skype) have had some success, however the cable-TV companies including Shaw Communications, Rogers, Videotron and Cogeco, are expected to be the more capable competitors in this area having captured approximately 1.9 million VoIP service subscribers by the end of 2007.  At present VoIP competitors are largely free from regulatory burden, offering them significant flexibility in competing against ILECs such as TELUS.  Competition from VoIP competitors continued to be intense in 2007 and is expected to intensify further in coming years.

TELUS also faces competition from companies without wireline networks.  Wireless service providers offer rate plans and services that are intended to compete directly with ILEC local services.  Resellers of primary local exchange services and smaller competitors in niches such as dial-around plans and calling card services have been in operation in Alberta and B.C. for several years and also present competition to TELUS’ ILEC operations.

In its non-ILEC territories, TELUS’ major competitors for wireline voice and data services are the incumbent carriers.  In most cases these competitors are subsidiaries or affiliates of BCE Inc.  The other primary competitors are Allstream and Rogers Telecom with increasing competition beginning to emerge from cable-TV companies and municipal hydro company owned telecommunications providers.

For higher bandwidth and other data services to businesses nationally, systems integrators such as IBM Canada and EDS also represent a competitive threat as they compete with TELUS not only in IT services but also in the provision of data and voice network management and network integration services.

A significant development on the competitive front in 2007 was the initiation of the strategic review process at BCE Inc., parent company of Bell Canada.  As a result of this strategic review, in June 2007 BCE announced that it had entered into a definitive agreement to be acquired by a group of private equity investors.  The sale of BCE is expected to be completed in the first half of 2008.  It is anticipated that there will be a significant change in BCE’s operational and investment priorities after the completion of the privatization.  It is also expected that BCE will reduce its public disclosure going forward.

Wireless segment

TELUS offers wireless voice and data services to consumers and businesses nationally on both the ESMR (branded Mike) and the PCS/cellular networks and competes in both the prepaid and postpaid markets.

The primary competitors with TELUS are Bell Mobility and Rogers Wireless, both of which have national networks, a broad offering of wireless voice and data services for consumers and businesses, and a large existing customer base.  In April 2005, Virgin Mobile began offering services across Canada.  Virgin Mobile is a Mobile Virtual Network Operator (“MVNO”) which is owned in part by Bell Mobility and utilizes the Bell Mobility network for the provisioning of services.  In addition, both Bell Mobility and Rogers Communications are supporting other MVNO partnerships with cable-TV companies such as Videotron and Eastlink, and other resellers, such as President’s Choice, Petro-Canada and 7-Eleven.  In the price-sensitive market, Bell and Rogers are promoting their respective discount brand offerings to compete against the MVNOs and TELUS.   Competition within the wireless market is anticipated to remain intense.  There is a high probability that the auction processes for AWS or a future auction of 2.5 GHz spectrum will lead to the entry of additional wireless providers on a regional and/or national basis as early as 2009.  These new competitors are expected to benefit from subsidized spectrum, mandated roaming and tower sharing rights which will afford the advantage of lower cost of entry than would otherwise be the case.

TELUS also competes with numerous national, regional and local-paging companies for paging customers in Alberta, B.C., and eastern Québec.  TELUS offers a number of wireless Internet offerings using the networks noted above as well as wireless LAN services such as WiFi (802.11) in so-called “hotspots” and other areas utilizing unlicenced spectrum.  In offering wireless Internet and LAN access service, TELUS competes, to a limited extent, with wireline business Internet access providers.  It also competes with major equipment manufacturers for private radio engineered systems.

Other emerging competitive services

Over the longer term there are a number of factors that are expected to increase competition in the communications industry.  Of note is the competitive escalation resulting from the continuing convergence of cable-TV, satellite, computer, wireline and wireless technologies.  In November 2005, TELUS commercially launched TELUS TV within select neighbourhoods in the Edmonton and Calgary markets.  In 2006, the expansion continued with a targeted commercial launch in Vancouver and in 2007 TELUS TV was launched in Rimouski.  There are plans underway to launch TELUS TV in other major centres within its ILEC territories.  In this segment, TELUS competes with established cable-TV video providers, such as Shaw Communications and Cogeco, and with direct-to-home broadcast satellite companies, such as Bell ExpressVu and Star Choice.

Competition is also intense in other areas as TELUS continues its growth into emerging markets such as Web hosting and application services and human resource process outsourcing.  TELUS took a significant step forward in the advancement of its growth strategy in 2007 with the decision to acquire Emergis, a transaction completed on January 17, 2008. (See “Corporate Developments”.)  Emergis specializes in managed services for the healthcare and financial services industries where it faces competition from large systems development and integration companies such as IBM as well as smaller focused software providers. These industries are two important areas of potential growth for TELUS Business Solutions.  The acquisition of Emergis is expected to enable TELUS to further enhance its reputation as an organization that understands these industries and can deliver innovative solutions to increase their efficiency and the service they provide to Canadians.

DIVIDENDS DECLARED

The dividends per Common Share and Non-Voting Share declared with respect to each quarter by TELUS, during the three-year period ended December 31, 2007, are shown below.

Quarter ended (1)0	2007	2006	2005
March 31	$0.375	$0.275	$0.20
June 30	$0.375	$0.275	$0.20
September 30	$0.375	$0.275	$0.20
December 31	$0.45	$0.375	$0.275

(1) Paid on the first business day of the next month.

TELUS’ Board of Directors reviews its dividend rate quarterly.  On November 2, 2007, TELUS announced that it was increasing its dividend to $0.45 per share on the issued and outstanding Common and Non-Voting Shares.  This 20 per cent increase was consistent with the Company’s forward-looking dividend payout ratio guideline of 45 to 55 per cent of sustainable net earnings first set in October 2004.  TELUS’ quarterly dividend rate will depend on an ongoing assessment of free cash flow generation and financial indicators including leverage, dividend yield and payout ratio.

CAPITAL STRUCTURE OF TELUS

The authorized capital of TELUS consists of 4,000,000,000 shares, divided into: 1) 1,000,000,000 Common Shares without par value; 2) 1,000,000,000 Non-Voting Shares without par value; 3) 1,000,000,000 First Preferred shares without par value and; 4) 1,000,000,000 Second Preferred shares without par value.  The Common Shares and Non-Voting Shares are listed for trading on the Toronto Stock Exchange and the Non-Voting Shares are listed for trading on the New York Stock Exchange.  See “Market for Securities”.

TELUS Common Shares and TELUS Non-Voting Shares

Subject to the prior rights of the holders of First Preferred shares and Second Preferred shares, the Common Shares and the Non-Voting Shares are entitled to participate equally with each other with respect to the payment of dividends and the distribution of assets of TELUS on the liquidation, dissolution or winding up of TELUS.

Neither the Common Shares nor the Non-Voting Shares can be subdivided, consolidated, reclassified or otherwise changed unless the other class is changed in the same manner.

The holders of the Common Shares are entitled to receive notice of, attend, be heard and vote at any general meeting of the members of TELUS on the basis of one vote per Common Share held.  The holders of Non-Voting Shares are entitled to receive notice of, attend and be heard at all general meetings of the members of TELUS and are entitled to receive all notices of meetings, information circulars and other written information from TELUS that the holders of Common Shares are entitled to receive from TELUS, but are not entitled to vote at such general meetings unless otherwise required by law.

In 2005, with the requisite shareholder approval, the Articles of TELUS were amended to remove cumulative voting for directors and replace it with a provision permitting holders of Common Shares to vote by a separate resolution for each director rather than a slate.

In order to ensure that the holders of the Non-Voting Shares can participate in any offer which is made to the holders of the Common Shares (but is not made to the holders of Non-Voting Shares on the same terms), which offer, by reason of applicable securities legislation or the requirements of a stock exchange on which the Common Shares are listed, must be made to all or substantially all the holders of Common Shares who are in any province of Canada to which the requirement applies (an “Exclusionary Offer”), each holder of Non-Voting Shares will, for the purposes of the Exclusionary Offer only, be permitted to convert all or part of the Non-Voting Shares held into an equivalent number of Common Shares during the applicable conversion period.  In certain circumstances (namely, the delivery of certificates, at specified times, by holders of 50 per cent or more of the issued and outstanding Common Shares to the effect that they will not, among other things, tender to such Exclusionary Offer or make an Exclusionary Offer), these conversion rights will not come into effect.

If all of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act are changed so that there is no restriction on any non-Canadians holding Common Shares, holders of Non-Voting Shares will have the right to convert all or part of their Non-Voting Shares into Common Shares on a one for one basis, and TELUS will have the right to require holders of Non-Voting Shares who do not make such an election to convert such shares into an equivalent number of Common Shares.

TELUS will provide notice to each holder of Common Shares before a general meeting of members at which holders of Non-Voting Shares will be entitled to vote as a class.  In such event, holders of Common Shares will have the right to convert all or part or their Common Shares into Non-Voting Shares on a one for one basis provided and to the extent that TELUS and its subsidiaries remain in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

The Common Shares are subject to constraints on transfer to ensure TELUS’ ongoing compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.  As well, holders of Common Shares will have the right, if approved by the Board of Directors of TELUS, to convert Common Shares into Non-Voting Shares in order that TELUS be in compliance with the foreign ownership provisions of the Telecommunications Act, the Radiocommunication Act and the Broadcasting Act.

In all other respects, each Common Share and each Non-Voting Share have the same rights and attributes.

First Preferred shares

The First Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS.  No series of First Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the TELUS holders of the First Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS.  The First Preferred shares rank prior to the Second Preferred shares, Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

 Second Preferred shares

The Second Preferred shares may be issued from time to time in one or more series, each series comprising the number of shares, and having attached thereto the designation, rights, privileges, restrictions and conditions, which the board of directors of TELUS determines by resolution and subject to filing an amendment to the Notice of Articles and Articles of TELUS. No series of Second Preferred shares may have attached thereto the right to vote at any general meeting of TELUS or the right to be convertible into or exchangeable for Common Shares.  Except as required by law, the holders of the Second Preferred shares as a class are not entitled to receive notice of, attend or vote at any meeting of the members of TELUS.  The Second Preferred shares rank, subject to the prior rights of the holders of the First Preferred shares, prior to the Common Shares and Non-Voting Shares with respect to priority in payment of dividends and in the distribution of assets in the event of liquidation, dissolution or winding up of TELUS.

TELUS Rights Plan

TELUS adopted a shareholder rights plan (the “Rights Plan”) in March 2000 and issued one right (a “Series A Right”) in respect of each Common Share outstanding as at such date and issued one right (a “Series B Right”) in respect of each Non-Voting Share outstanding as of such date.  The Rights Plan has a term of 10 years subject to shareholder confirmation every three years.  The Rights Plan was amended and confirmed as amended by the shareholders first in 2003 and then in 2005, and is scheduled to be confirmed with further minor amendments at TELUS’ 2008 annual and special meeting.  Each Series B Right, other than those held by an Acquiring Person (as defined in the Rights Plan) and certain of its related parties, entitles the holder in certain circumstances following the acquisition by an Acquiring Person of 20 per cent or more of the voting shares of TELUS (otherwise than through the “Permitted Bid” requirements of the Rights Plan) to purchase from TELUS $320 worth of Non-Voting Shares for $160 (i.e. at a 50 per cent discount).

RATINGS

Ratings information contained in Management’s Discussion and Analysis — Section 7.7 Credit Ratings in TELUS’ 2007 Annual Report – Financial Review is hereby incorporated by reference.  Management’s Discussion and Analysis is available at www.sedar.com.  Credit ratings are not recommendations to purchase, hold or sell securities and do not address the market price or suitability of a specific security for a particular investor.  In addition, real or anticipated changes in the rating assigned to a security will generally affect the market value of that security.  There can be no assurance that a rating will remain in effect for any given period of time or that a rating will not be revised or withdrawn entirely by a rating agency in the future.

A description of the rating categories applied to TELUS as at December 31, 2007 from each agency is below.  The outlook or trend for TELUS from four agencies was stable.

Institution	Rating	Outlook
Fitch

“BBB” ratings indicate that there is currently expectation of low credit risk. The capacity for payment of financial commitments is considered adequate but adverse changes in circumstances and economic conditions are more likely to impair this capacity. This is the lowest investment grade category.

The modifiers “+” or “-” may be appended to ratings “AA” to “CCC” to denote relative status within major rating categories.

An Outlook indicates the direction a rating is likely to move over a one to two-year period. Outlooks may be positive, stable or negative. A positive or negative Rating Outlook does not imply a rating change is inevitable. Similarly, ratings for which outlooks are ‘stable’ could be upgraded or downgraded before an outlook moves to positive or negative if circumstances warrant such an action.

DBRS

Long-term debt rated “A” is of satisfactory credit quality. Protection of interest and principal is still substantial, but the degree of strength is less than that of AA rated entities.

While “A” is a respectable rating, entities in this category are considered to be more susceptible to adverse economic conditions and have greater cyclical tendencies

Each DBRS rating category is appended with one of three rating trends - “Positive”, “Stable”, or “Negative”. The rating trend helps to give the investor an understanding of DBRS’s opinion regarding the outlook for the rating in question. However, the investor must not assume that a positive or negative trend necessarily indicates that a rating change is imminent.

Institution	Rating	Outlook

than higher-rated securities.

Long-term debt rated “BBB” is of adequate credit quality. Protection of interest and principal is considered acceptable, but the entity is fairly susceptible to adverse changes in financial and economic conditions, or there may be other adverse conditions present which reduce the strength of the entity and its rated securities.

The ratings from “AA” to “CCC” are denoted by the subcategories “high” and “low”. The absence of either a “high” or “low” designation indicates the rating is in the “middle” of the category.

DBRS’ short-term debt rating scale is meant to give an indication of the risk that a borrower will not fulfill its near-term debt obligations in a timely manner. The ratings range from R-1 (high) to D. Short-term debt rated R-1 (low) is of satisfactory credit quality. The overall strength and outlook for key liquidity, debt, and profitability ratios is not normally as favourable as with higher rating categories, but these considerations are still respectable. Any qualifying negative factors that exist are considered manageable, and the entity is normally of sufficient size to have some influence in its industry.

Institution	Rating	Outlook
S&P

An obligator rated ‘BBB’ exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitments.

The ratings from ‘AA’ to ‘CCC’ may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

Rating outlooks assess the potential direction of a long term credit rating over the intermediate term (typically six months to two years). An outlook is not necessarily a precursor to a rating change or CreditWatch placement. Outlooks may be positive, negative, stable, or developing and they accompany all long-term credit ratings except those on CreditWatch.

Moody’s

Obligations rated “Baa” are subject to moderate credit risk. They are considered medium-grade and as such may possess certain speculative characteristics.

Moody’s appends numerical modifiers 1, 2, and 3 to each generic rating classification from ‘Aa’ through ‘Caa’. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Moody’s also provides a rating outlook which is an opinion regarding the likely direction of a rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV — contingent upon an event.

Ratings Under Review (RUR) designation indicates that the issuer has one or more ratings under review for possible change, and thus overrides the outlook designation.

See also “Material Contracts” on page 44 of this annual information form for more information.

DIRECTORS AND OFFICERS

Directors

The names, municipalities of residence, principal occupations of the directors of TELUS and the date the person became a director of TELUS are as set out below.  Currently, there are 12 directors on the TELUS Board.  Each was elected at TELUS’ annual general meeting on May 2, 2007 for a one year term.

Directors of TELUS (Name and municipality of residence)	Director since (1)	Principal occupation

R.H. (Dick) Auchinleck ((4) - Chair) (5) Calgary, Alberta	2003	Corporate Director
A. Charles Baillie ((3) - Chair) (5) Toronto, Ontario	2003	Corporate Director
Micheline Bouchard (2) Montréal, Québec	2004	Corporate Director
R. John Butler (3) (4) Edmonton, Alberta	1995	Counsel, Bryan & Company (law firm)
Brian A. Canfield (5) Point Roberts, Washington	1989	Chair, TELUS Corporation
Pierre Y. Ducros(2) Montréal, Québec	2005	President of P. Ducros & Associés Inc. (investment and administration firm)
Darren Entwistle Vancouver, B.C.	2000	President and Chief Executive Officer, TELUS Corporation
Ruston E.T. Goepel (2) Vancouver, B.C.	2004	Senior Vice President, Raymond James Financial Ltd. (investment firm)
John S. Lacey (3) (4) Toronto, Ontario	2000	Chairman, Advisory Board, Tricap Restructuring Fund (investment fund)
Brian F. MacNeill ((2) - Chair) Calgary, Alberta	2001	Chairman, Petro Canada (oil and gas company)
Ronald P. Triffo (2) Edmonton, Alberta	1995	Chairman, Stantec Inc. (engineering company)
Donald Woodley (4) ((5) — Chair) Orangeville, Ontario	1998	President, The Fifth Line Enterprise (strategic advisory services company)

(1)             TELUS or its predecessors

(2)             Member of Audit Committee

(3)             Member of Human Resources and Compensation Committee

(4)             Member of Corporate Governance Committee

(5)             Member of Pension Committee

All of the directors of TELUS have held the principal occupations set forth above or executive positions with the same companies or firms referred to, or with affiliates or predecessors thereof, for the past five years except as follows: Charles Baillie was Chairman and Chief Executive Officer of the Toronto-Dominion Bank from 1998 until 2003; Micheline Bouchard was President and CEO, ART Advanced Research

Technologies Inc. from 2002 to July 2006; and Don Woodley was interim CEO and President of GENNUM Corporation from November 2005 to September 2006.

Executive Officers

The name, municipality of residence and present and principal occupations of each of the executive officers of TELUS, as of March 14, 2008, are as follows:

Executive Officers of TELUS (Name and municipality of residence)	Position held with TELUS
Josh Blair Vancouver, B.C.	Executive Vice President, Human Resources

Brian A. Canfield Point Roberts, Washington	Chair, TELUS Corporation

Darren Entwistle Vancouver, B.C.	President and Chief Executive Officer, TELUS Corporation

Joseph R. Grech Vancouver, B.C.	Executive Vice President, TELUS Network Operations

Robert G. McFarlane Vancouver, B.C.	Executive Vice President and Chief Financial Officer

Joe M. Natale Toronto, Ontario	Executive Vice President and President, Business Solutions

Karen Radford Westmount, Québec	Executive Vice President and President, Partner Solutions and TELUS Québec

Kevin A. Salvadori Vancouver, B.C.	Executive Vice President, Business Transformation and Chief Information Officer

Judy A. Shuttleworth Surrey, B.C.	Vice Chair, Human Resources

Eros Spadotto Toronto, Ontario	Executive Vice President, Technology Strategy

John Watson Toronto, Ontario	Executive Vice President and President, Consumer Solutions

Janet S. Yale Ottawa, Ontario	Executive Vice President, Corporate Affairs

All of the officers above have been engaged for the past five years with TELUS, its subsidiaries, affiliates or predecessors thereof, except as described as follows: Janet Yale was President and Chief Executive Officer of the Canadian Cable Television Association from 1999 until she joined TELUS in 2003; and Joe Natale held senior leadership roles with BearingPoint (formerly KPMG Consulting), including as country leader for Canada prior to joining TELUS in 2003.

TELUS shares held by directors and executive officers

As at March 10, 2008, the directors and executive officers of TELUS, as a group, beneficially owned, directly or indirectly, or exercised control or direction more than 97,285 Common Shares, which represented approximately 0.03 per cent of the outstanding Common Shares and 482,859 Non-Voting Shares, which represented approximately 0.15 per cent of the outstanding Non-Voting Shares.

Cease trade orders, bankruptcies, penalties or sanctions

Other than as disclosed, for the ten years ended December 31, 2007, TELUS is not aware that any current director or officer of TELUS had been a director or officer of another issuer which, while that person was acting in that capacity, became bankrupt or made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangements or compromises with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  In December 1998, John Lacey was asked by a group of shareholders to lead the Loewen restructuring, as Chairman of the Board, a position he held at the time of Loewen’s filing under Chapter 11 of the U.S. Bankruptcy Code and the Companies’ Creditors Arrangement Act (Canada) (“CCAA”).  In March 2006, Mr. Lacey was appointed to the board of directors of Stelco Inc. (“Stelco”) as a nominee of Tricap Management Limited (“Tricap”).  Stelco filed for bankruptcy protection under the CCAA in January 2004.  Mr. Lacey’s appointment as a director was part of a court supervised restructuring, from which Stelco emerged on March 31, 2006 and pursuant to which Tricap had the right to appoint four of Stelco’s nine directors.  Charles Baillie was formerly a director of Dana Corporation, which filed for bankruptcy in March 2006 under Chapter 11 of the U.S. Bankruptcy Code.  He ceased to be director when the company emerged from bankruptcy on February 1, 2008.

Other than as disclosed, for the ten years ended December 31, 2007, TELUS is not aware that any current director or officer of TELUS had been a director, chief executive officer or chief financial officer of another issuer which was the subject of a cease trade or similar order while that person was acting in that capacity, or was subject to such an order issued after the director or executive officer ceased to be a director, chief executive officer or chief financial officer and resulted from an event that occurred while that person was acting in that capacity, or any order which denied such company access to any exemption under securities legislation for a period of more than 30 consecutive days.  On June 14, 2006, and at the request of Cognos Incorporated (“Cognos”), the Ontario Securities Commission (“OSC”) issued a cease trade order against all directors of Cognos, including Pierre Ducros, in connection with a delay in filing its annual report with Canadian regulators.  The delay was related to a review by the United States Securities and Exchange Commission (“SEC”) of the way Cognos allocated revenue between post-contract customer support and licence fees.  The OSC lifted the cease trade order on August 3, 2006 after the SEC concluded that it did not object to Cognos’ revenue recognition policy.  Mr. Ducros ceased to be a director of Cognos in February 2008 after its takeover by IBM.

MARKET FOR SECURITIES

TELUS Common Shares and Non-Voting Shares are listed on the Toronto Stock Exchange (“TSX”) under “T” and “T.A” respectively and the TELUS Non-Voting Shares are listed on the New York Stock Exchange under “TU”.  Monthly share prices and volumes for 2007 are listed below:

TSX – Common and Non-Voting Shares

	Common Shares			Non-Voting Shares
Month	High($ )	Low($ )	Volume	High($ )	Low($ )	Volume
January	56.56	53.00	20,645,758	55.56	51.38	21,001,228
February	58.99	55.65	20,365,484	57.47	54.31	16,884,196
March	60.80	54.98	24,055,579	59.22	53.52	22,871,672
April	65.59	58.65	22,708,468	64.20	57.24	19,037,814
May	66.45	60.35	14,618,828	65.80	59.01	20,258,929
June	66.17	61.30	27,264,002	65.45	60.56	21,751,488
July	65.99	59.32	18,693,776	64.93	57.62	15,168,421
August	60.70	51.12	34,875,834	59.19	50.26	25,561,745
September	58.48	54.54	16,638,016	56.65	53.42	9,331,585
October	58.95	54.92	18,864,738	57.28	52.78	13,238,630
November	57.34	45.00	30,392,698	55.53	44.35	18,700,145
December	49.68	41.97	26,034,621	49.00	40.37	19,051,887

NYSE – Non-Voting Shares

Month	High ($ U.S.)	Low ($ U.S.)	Volume
January	47.11	44.23	1,437,200
February	49.47	46.07	1,390,800
March	51.16	45.76	1,202,300
April	56.87	49.60	1,860,600
May	61.05	53.29	1,519,800
June	61.85	56.45	1,502,400
July	62.46	54.24	2,078,000
August	56.18	46.85	2,560,800
September	56.82	50.65	1,395,300
October	58.64	52.55	1,781,000
November	58.50	44.43	1,831,789
December	49.20	39.67	3,242,118

INTERESTS OF EXPERTS

Deloitte & Touche LLP has audited the Consolidated financial statements of the Company for the years ended December 31, 2007 and 2006 that are included in the Company’s Annual Report filed under National Instrument 51-102 Continuous Disclosure Obligations (portions of which are incorporated by reference into this AIF).

AUDIT COMMITTEE

The Audit Committee of the Company supports the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, internal controls and disclosure controls, legal and regulatory compliance, ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risk, credit worthiness, treasury plans and financial policy and whistleblower and complaint procedures.  A copy of the Audit Committee’s Terms of Reference is attached as Appendix A to this annual information form.

The current members of the Audit Committee are Brian F. MacNeill (Chair), Micheline Bouchard, Pierre Y. Ducros, Ruston E. T. Goepel and Ronald P. Triffo.  Each member of the Audit Committee is independent and financially literate within the meaning of Multilateral Instrument 52-110 “Audit Committees” and the Board has determined that Brian MacNeill is an audit committee financial expert and has accounting or related financial management expertise.  The following lists the relevant education and experience of the members of TELUS’ Audit Committee that is relevant to his or her role on the committee.

Brian MacNeill chairs the Audit Committee.  He holds a Bachelor of Commerce from Montana State University and has over 35 years of experience in accounting having earned his Certified Public Accounting designation (California) and his Chartered Accountant designation (Canada).  In 1995, Mr. MacNeill was made a Fellow of the Chartered Accountants of Alberta.  Mr. MacNeill served as Chief Executive Officer of Enbridge Inc. from 1990 until his retirement in 2001.  Prior to that, he served as Chief Operating Officer of Enbridge and held numerous financial positions with various Canadian companies.

Micheline Bouchard holds a Bachelor of Applied Science (Engineering Physics) and a Master of Applied Science (Electrical Engineering) from Ecole Polytechnique.  She served as President and CEO of ART Advanced Research Technologies, a biomedical company, from 2002 until July 2006 and prior to that, she held senior executive positions at both Motorola Inc. and Motorola Canada Limited.  Ms. Bouchard is currently a director and a member of the audit committee of Home Capital/Home Trust, Citadel Group of Funds and Harry Winston Diamond Corporation.  She has previously served on seven audit committees, and served as chair for two of them.

Pierre Y. Ducros obtained a Bachelor of Arts Degree from the Université de Paris at Collège Stanislas in Montréal and a Bachelor of Engineering (Communications) degree from McGill University.  Mr. Ducros was President and CEO of DMR Consulting Group, Inc. (Canada), an information technology services company, which he co-founded in 1973.  Mr. Ducros has also held various management positions at IBM Canada Limited and serves on the board of a number of other public companies.

Ruston E.T. Goepel holds a Bachelor of Commerce from the University of British Columbia and has over 35 years of experience in the investment banking industry.  He is currently Senior Vice President with Raymond James Financial Ltd.  Mr. Goepel is a director of several public companies, and currently serves as a member of the audit committee of Amerigo Resources Ltd.

Ronald P. Triffo obtained Bachelor of Applied Science from the University of Manitoba and an MSc (Engineering) from the University of Illinois.  Mr. Triffo is the Chairman and a director of Stantec Inc., an engineering and international professional services company where he served in various executive management positions for more than 25 years. He is the Chairman of the Alberta Ingenuity Fund and the immediate past Chairman of ATB Financial.

Audit, audit-related and non-audit services

All requests for non-prohibited audit, audit-related and non-audit services provided by TELUS’ external auditor and its affiliates to TELUS are required to be pre-approved by the Audit Committee of TELUS’ Board of Directors.  To enable this, TELUS has implemented a process by which all requests for services involving the External Auditor are routed for review by the VP Risk Management and Chief Internal Auditor to validate that the requested service is a non-prohibited service and to verify that there is a compelling business reason for the request.  If the request passes this review, it is then forwarded to the CFO for further review.  Pending the CFO’s affirmation, the request is then presented to the Audit Committee for its review, evaluation and pre-approval or denial at its next scheduled quarterly meeting.  If the timing of the request is urgent, it is provided to the Audit Committee Chair for his review, evaluation and pre-approval or denial on behalf of the Audit Committee (with the full committee’s review at the next scheduled quarterly meeting).  Throughout the year, the Audit Committee monitors the actual versus approved expenditure for each of the approved requests.

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2007 to December 31, 2007:

Type of work	Deloitte & Touche	%
Audit fees	$4,087,308	94.60
Audit-related fees	$203,191	4.70
Tax fees	$30,000	0.70
All other fees	—	—
Total	$4,320,499	100.0

The following table is a summary of billing by Deloitte & Touche, LLP, as external auditors of TELUS, during the period from January 1, 2006 to December 31, 2006:

Type of work	Deloitte & Touche	%
Audit fees	$3,857,244	94.11
Audit-related fees	$162,000	4.06
Tax fees	$72,763	1.83
All other fees	—	—
Total	$4,092,007	100.0

MATERIAL CONTRACTS

On July 26, 2002, TCI entered into a Purchase and Servicing Agreement, which was amended September 30, 2002, March 1, 2006, and November 30, 2006, with an arm’s-length securitization receivables trust which enables TCI to sell an interest in certain of its receivables up to a maximum of $650 million.  This revolving period securitization had an initial term ending July 18, 2007, and the November 30, 2006 amendment resulted in the term being extended to July 18, 2008.  TCI is required to maintain at least a BBB (low) credit rating by Dominion Bond Rating Service (“DBRS”), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by three levels at A (low) as of March 13, 2008.  The proceeds of securitized receivables were $500 million at December 31, 2007, unchanged from one year earlier.

On March 2, 2007, TELUS entered into a replacement five year $2 billion unsecured credit facility (the “2007 Credit Facility”) with a syndicate of 18 financial institutions.  The 2007 Credit Facility replaces TELUS’ $1.6 billion previously existing credit facilities, which consisted of an $800 million facility, which would have expired in May 2008 and an $800 million facility, which would have expired in May 2010.  The 2007 Credit Facility may be used for general corporate purposes including the backstop of commercial paper.  The material terms of the 2007 Credit Facility are substantively the same as under TELUS’ previous credit facilities other than reduced pricing and an extension of the term to May 2012.

TRANSFER AGENTS AND REGISTRARS

The Company’s transfer agent and registrar is Computershare Trust Company of Canada.  Computershare maintains the Company’s registers at 600, 530 - 8th Avenue SW, Calgary, Alberta T2P 3S8.

ADDITIONAL INFORMATION

Additional information relating to TELUS may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov.  Additional information regarding directors’ and officers’ remuneration, indebtedness and options to purchase securities, is contained in the TELUS information circular dated March 10, 2008 for the annual and special general meeting to be held on May 8, 2008.  Additional financial information, including supplementary quarterly financial data and the audited Consolidated financial statements of TELUS for the year ended December 31, 2007, is set out in the 2007 Annual Report – Financial Review.  All of the above information can also be found at www.telus.com.

APPENDIX A:  TERMS OF REFERENCE FOR THE AUDIT COMMITTEE

The Board has established an Audit Committee (the “Committee”) to assist the Board in fulfilling its oversight responsibilities regarding the integrity of the Company’s accounting and financial reporting, the Company’s internal controls and disclosure controls, the Company’s legal and regulatory compliance, the Company’s ethics policy and timeliness of filings with regulatory authorities, the independence and performance of the Company’s external and internal auditors, the management of the Company’s risks, the Company’s credit worthiness, treasury plans and financial policy and the Company’s whistleblower and complaint procedures.

1.             MEMBERSHIP

1.1           The Committee will have a minimum of three members, including the chair of the Committee.  The Board, following the recommendation of the Corporate Governance Committee, will appoint and remove the members of the Committee by a majority vote.  The members will sit on the Committee at the pleasure of the Board.

1.2           The Board, following the recommendation of the Corporate Governance Committee, will appoint the chair of the Committee from the Committee’s members by a majority vote.  The chair of the Committee will hold such position at the pleasure of the Board.

1.3           All members of the Committee will be Independent Directors.

1.4           All members of the Committee will be financially literate, as defined in accordance with applicable securities laws and standards of the stock exchanges on which the Company’s securities are listed.

1.5           At least one member of the Committee will be an audit committee financial expert, as defined in accordance with applicable securities laws, and at least one member of the Committee will have accounting or related financial management expertise, as defined in accordance with applicable securities laws.

2.             MEETINGS

2.1           The Committee will meet at least once each quarter and otherwise as necessary.  Any member of the Committee may call meetings of the Committee.

2.2           All directors of the Company, including management directors, may attend meetings of the Committee provided, however, that no director is entitled to vote at such meetings and is not counted as part of the quorum for the Committee if he or she is not a member of the Committee.

2.3           Notwithstanding section 2.2 above, the Committee will, as a regular feature of each regularly scheduled meeting, hold an in-camera session with the external auditors and separately with the internal auditors, without management or management directors present.   The Committee may, however, hold other in-camera sessions with such members of management present as the Committee deems appropriate.

2.4           The Corporate Secretary or his or her nominee will act as Secretary to the Committee.

2.5           The Committee will report to the Board on its meetings and each member of the Board will have access to the minutes of the Committee’s meetings, regardless of whether the director is a member of the Committee.

2.6           The external auditors of the Company will receive notice of every meeting of the Committee and may request a meeting of the Committee be called by notifying the chair of the Committee of such request.

3.             QUORUM

3.1           The quorum necessary for the transaction of business at Committee meetings will be a majority of the members of the Committee.  A quorum once established is maintained even if members of the Committee choose to leave the meeting prior to conclusion.

4.             DUTIES

The Board hereby delegates to the Committee the following duties to be performed by the Committee on behalf of and for the Board:

4.1          Financial Reporting

Prior to public disclosure, the Committee will review and recommend to the Board, and where applicable, to the boards of the Company’s subsidiaries which are reporting issuers, for approval:

a)             the annual audited consolidated financial statements and interim unaudited consolidated financial statements of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

b)            the interim and annual management’s discussion and analysis of financial condition and results of operations (MD&A) of the Company and those of its subsidiaries that are reporting issuers, as defined in accordance with applicable securities laws;

d)            earnings press releases and earnings guidance, if any;

e)             Management’s Statement on Financial Reporting; and

f)             all other material financial public disclosure documents of the Company and those of its subsidiaries that are reporting issuers, including prospectuses, press releases with financial results and the Annual Information Form.

4.2          External Auditors

The external auditors will report directly to the Committee and the Committee will:

a)             appoint the external auditors, subject to the approval of the shareholders, and determine the compensation of the external auditors;

b)            oversee the work of the external auditors and review and approve the annual audit plan of the external auditors, including the scope of the audit to be performed and the degree of co-ordination between the plans of the external and internal auditors.  The Committee will discuss with the internal auditors, the external auditors and management, the adequacy and effectiveness of the disclosure controls and internal controls of the Company and elicit recommendations for the improvement of such controls or particular areas where new or more detailed controls or procedures are desirable.  Particular emphasis will be given to the adequacy of internal controls to prevent or detect any payments, transactions or procedures that might be deemed illegal or otherwise improper;

c)             meet regularly with the external auditors without management present and ask the external auditors to report any significant disagreements with management regarding financial reporting, the resolution of such disagreements and any restrictions imposed by management on the scope and extent of the audit examinations conducted by the external auditors;

d)            pre-approve all audit, audit-related and non-audit services to be provided to the Company or any of its subsidiaries, by the external auditors (and its affiliates), in accordance with applicable securities laws;

e)             annually review the qualifications, expertise and resources and the overall performance of the external audit team and, if necessary, recommend to the Board the termination of the external auditors or the rotation of the audit partner in charge;

f)             at least annually, obtain and review a report by the external auditors describing: the firm’s internal quality-control procedures; any material issues raised by the most recent internal quality control review, or peer review of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with such issues; and all relationships between the external auditors and the Company;

g)            annually assess and confirm the independence of the external auditors and require the external auditors to deliver an annual report to the Committee regarding its independence, such report to include disclosure regarding all engagements (and fees related thereto) by the Company and relationships which may impact the objectivity and independence of the external auditors;

h)            require the external auditors to deliver an annual acknowledgement in writing to the Committee that the shareholders, as represented by the Board and the Committee, are its primary client;

i)              review post-audit or management letters, containing recommendations of the external auditors and management’s response;

j)              review reports of the external auditors; and

k)             pre-approve the hiring of employees and former employees of current and former auditors in accordance with applicable securities laws and TELUS policies.

Notwithstanding section 4.2(d) above, the Committee may delegate the pre-approval of audit, audit-related and non-audit services to any one member of the Committee, provided, however, a report is made to the Committee on any pre-approval of such services at the Committee’s first scheduled meeting following the pre-approval.

4.3          Internal Auditors

The internal auditors will report functionally to the Committee and administratively to the Chief Financial Officer and the Committee will:

a)             review and approve management’s appointment, termination or replacement of the Chief Internal Auditor;

b)            oversee the work of the internal auditors including reviewing and approving the annual internal audit plan and updates thereto;

c)             review the report of the internal auditors on the status of significant internal audit findings, recommendations and management’s responses and review any other reports of the internal auditors; and

d)            review the scope of responsibilities and effectiveness of the internal audit team, its reporting relationships, activities, organizational structure and resources, its independence from management, its credentials and its working relationship with the external auditors.

The internal auditors will report quarterly to the Committee on the results of internal audit activities and will also have direct access to the chair of the Committee when the internal auditors determine it is necessary.

4.4          Whistleblower, Ethics and Internal Controls Complaint Procedures

The Committee will ensure that the Company has in place adequate procedures for:

a)             the receipt, retention and treatment of complaints received by the Company regarding accounting, internal controls or auditing matters; and

b)            the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

The CEO or CFO will report to the Committee, and the Committee will review such reports, on any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls.  Where the CEO, CFO and/or the Chief Internal Auditor are named in a complaint, the Director of Ethics and Internal Controls will speak directly with the Chair of the Committee.

The Chief Internal Auditor will report to the Committee, and the Committee will consider such reports, on the results of the investigation of whistleblower, ethics and internal controls complaints.

4.5          Accounting and Financial Management

The Committee will review:

a)             with management and the external auditors, the Company’s major accounting policies, including the impact of alternative accounting policies and key management estimates and judgments that could materially affect the financial results and whether they should be disclosed in the MD&A;

b)            emerging accounting issues and their potential impact on the Company’s financial reporting;

c)             significant judgments, assumptions and estimates made by management in preparing financial statements;

d)            the evaluation by either the internal or external auditors of management’s internal control systems, and management’s responses to any identified weaknesses;

e)             the evaluation by management of the adequacy and effectiveness in the design and operation of the Company’s disclosure controls and internal controls for financial reporting;

f)             audits designed to report on management’s representations on the effectiveness and efficiency of selected projects, processes, programs or departments;

g)            management’s approach for safeguarding corporate assets and information systems, the adequacy of staffing of key financial functions and their plans for improvements; and

h)            internal interim and post implementation reviews of major capital projects.

4.6          Credit Worthiness, Treasury Plans and Financial Policy

The Committee will review with management:

a)             the Company’s financial policies and compliance with such policies;

b)            the credit worthiness of the Company;

c)             the liquidity of the Company; and

d)            important treasury matters including financing plans.

4.7          Legal/Regulatory Matters and Ethics

The Committee will review:

a)             with management, the external auditors and legal counsel, any litigation, claim or other contingency, including any tax assessment, that could have a material effect upon the financial position or operating results of the Company;

b)            annually, management’s relationships and compliance with regulators, and the accuracy and timeliness of filings with regulatory authorities; and

c)             annually, the ethics policy, management’s approach to business ethics and corporate conduct and the program used by management to monitor compliance with the policy.

4.8          Risk Management

The Committee will:

a)             consider reports on the annual enterprise business risk assessment and updates thereto;

b)            consider reports on the business continuity disaster recovery plan(s) for the Company;

c)             consider reports on the insurance coverage of the Company;

d)            consider reports on financial risk management including derivative exposure and policies;

e)             monitor, on behalf of the Board, the Company’s compliance with environmental legislation and the adequacy of the Company’s environmental budget expenditures;

f)             monitor, on behalf of the Board, the Company’s health and safety policies and receive and review regular reports concerning the Company’s health and safety programs, policies and results from the Chief Internal Auditor and the Chief Compliance Officer;

g)            review and recommend to the Board for approval environmental policies and procedure guidelines and any amendments or changes thereto;

h)            report to the Board, and require management to report to the Committee, on environmental matters each quarter; and

i)              review other risk management matters as from time to time the Committee may consider suitable or the Board may specifically direct.

4.9          Other

The Committee will review:

a)             the expenses of the Chair of the Board and CEO and will assess the Company’s policies and procedures with respect to the Executive Leadership Team members’ expense accounts and perquisites, including their use of corporate assets;

b)            the proposed disclosure concerning the Committee to be included in the Company’s Annual Information Form to verify, among other things, that it is in compliance with applicable securities law requirements;

c)             significant related party transactions and actual and potential conflicts of interest relating thereto to verify their propriety and that disclosure is appropriate;

d)            the disclosure policy of the Company; and

e)             at least once annually, and evaluate the adequacy of these Terms of Reference and the Committee’s performance, and report its evaluation and any recommendations for change to the Corporate Governance Committee.

The Committee will also have such other duties and responsibilities as are delegated to it and review such other matters as, from time to time, are referred to it by the Board.

5.             AUTHORITY

The Committee, in fulfilling its mandate, will have the authority to:

a)             engage and set compensation for independent counsel and other advisors;

b)            communicate directly with the Chief Financial Officer, internal and external auditors, Chief Compliance Officer and Chief General Counsel;

c)             delegate tasks to Committee members or subcommittees of the Committee; and

d)            access appropriate funding as determined by the Committee to carry out its duties.